   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 14, 1995


                                             REGISTRATION STATEMENT NO. 33-62149

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                            ------------------------

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
             (Exact Name of Registrant as Specified in its Charter)

         COLORADO                       2060                  84-0910696
      (State or other            (Primary Standard         (I.R.S. Employer
      jurisdiction of                Industrial           Identification No.)
     incorporation or           Classification Code
       organization)                  Number)

                                                                          FRANKLIN E. CRAIL
                                                           CHAIRMAN OF THE BOARD OF DIRECTORS AND PRESIDENT
                                                                ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                   265 TURNER DRIVE                                        265 TURNER DRIVE
               DURANGO, COLORADO 81301                                 DURANGO, COLORADO 81301
                    (970) 259-0554                                          (970) 259-0554
 (Address, including zip code, and telephone number,             (Name, address, including zip code,
                 including area code,                            and telephone number, including area
     of registrant's principal executive offices)                    code, of agent for service)

                                                  COPIES TO:
                  Steven K. Cochran                                         Gary M. Nelson
                  THOMPSON & KNIGHT                                  OPPENHEIMER WOLFF & DONNELLY
              A Professional Corporation                               45 South Seventh Street
                 1700 Pacific Avenue                                          Suite 3400
                      Suite 3300                                     Minneapolis, Minnesota 55402
                 Dallas, Texas 75201

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(b) OF REGULATION S-K

ITEM NUMBER                   FORM S-1 CAPTION                              PROSPECTUS LOCATION OR CAPTION
-----------  ---------------------------------------------------  ---------------------------------------------------
        1.   Forepart of the Registration Statement and Outside
              Front Cover Page of Prospectus....................  Outside Front Cover Page of Prospectus
        2.   Inside Front and Outside Back Cover Pages of
              Prospectus........................................  Inside Front and Outside Back Cover Pages of
                                                                   Prospectus
        3.   Summary Information, Risk Factors and Ratio of
              Earnings to Fixed Charges.........................  Prospectus Summary; Risk Factors
        4.   Use of Proceeds....................................  Prospectus Summary; Use of Proceeds
        5.   Determination of Offering Price....................  Outside Front Cover Page of Prospectus
        6.   Dilution...........................................  Not Applicable
        7.   Selling Security Holders...........................  Principal and Selling Stockholders
        8.   Plan of Distribution...............................  Outside Front Cover Page of Prospectus;
                                                                   Underwriting
        9.   Description of Securities to be Registered.........  Outside Front Cover Page of Prospectus; Description
                                                                   of Capital Stock
       10.   Interests of Named Experts and Counsel.............  Legal Matters
       11.   Information with Respect to the Registrant.........  Prospectus Summary; Risk Factors; Use of Proceeds;
                                                                   Dividend Policy; Capitalization; Selected
                                                                   Financial Data; Management's Discussion and
                                                                   Analysis of Financial Condition and Results of
                                                                   Operations; Business; Management; Certain
                                                                   Transactions; Principal and Selling Stockholders;
                                                                   Description of Capital Stock; Shares Eligible for
                                                                   Future Sale; Financial Statements
       12.   Disclosure of Commission Position on
              Indemnification for Securities Act
              Liabilities.......................................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS             SUBJECT TO COMPLETION, DATED SEPTEMBER 14, 1995

DATED            , 1995

                                 900,000 SHARES

                                     [LOGO]

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

                                  COMMON STOCK

Of the 900,000 shares of Common Stock offered hereby, 300,000 shares are being sold by Rocky Mountain Chocolate Factory, Inc. (the "Company") and 600,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.


The Company's Common Stock is traded on the Nasdaq National Market under the symbol "RMCF." On September 13, 1995, the last sale price of the Common Stock as reported by the Nasdaq National Market was $17.75 per share. See "Price Range of Common Stock."


SEE "RISK FACTORS," BEGINNING ON PAGE 5 OF THIS PROSPECTUS, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            Price to        Underwriting      Proceeds to          Proceeds to
                             Public         Discount(1)        Company(2)      Selling Stockholders
Per Share.............         $                 $                 $                    $
Total (3).............         $                 $                 $                    $

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company estimated at $250,000.

(3) The Company and one of the Selling Stockholders have granted the Underwriter a 30-day option to purchase up to an aggregate of 135,000 additional shares of Common Stock, solely to cover over-allotments, if any, at the per share Price to Public less the Underwriting Discount. If the Underwriter exercises this option in full, the total Price to Public, Underwriting Discount,
    Proceeds to Company and Proceeds to  Selling Stockholders will be $        ,
    $      , $      and $      , respectively. See "Underwriting."

                           --------------------------

The shares of Common Stock are offered by the Underwriter, subject to prior sale when, as and if delivered to and accepted by the Underwriter and subject to the right of the Underwriter to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares of Common Stock will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or
about             , 1995.
                                     [LOGO]

                     [DESCRIPTION OF PHOTOS IN APPENDIX A]


    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT WHERE OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITER'S OVER-ALLOTMENT OPTION. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS."

                                  THE COMPANY

    Rocky Mountain Chocolate Factory, Inc. (the "Company") is a leading developer, franchisor and operator of retail chocolate stores. The Company manufactures an extensive line of premium chocolate candies and other confectionery products from its own proprietary recipes for sale at its franchised and Company-owned stores. As of July 31, 1995, there were 165 Rocky Mountain Chocolate Factory stores, including 138 franchised stores and 27 Company-owned stores operating in 34 states, Canada and Bermuda.

    The Company believes its principal competitive strengths lie in its name recognition; its reputation for the quality, variety and taste of its products; the special ambiance of its stores; its knowledge and experience in applying criteria for selection of new store locations; its expertise in manufacturing, merchandising and marketing of chocolate candy products; and the control and training infrastructures it has implemented to assure consistent customer service and execution of successful practices and techniques at its franchised and Company-owned stores. In addition, the Company believes it derives a competitive strength by manufacturing its own products, through which the Company can better maintain its high product quality standards, offer proprietary products, manage costs, control production and shipment schedules and potentially pursue new or under-utilized distribution channels.

    Rocky Mountain Chocolate Factory stores' distinctive country Victorian decor creates an enjoyable and inviting atmosphere. The average store size is approximately 1,000 square feet. Each store features over 100 types of premium chocolates and more than 15 varieties of fudge, as well as brittles, truffles, caramel apples, chocolate sauces and boxed chocolates. Unlike most other chocolate stores, Rocky Mountain Chocolate Factory stores prepare many products on-site daily with fresh ingredients. Customers can observe store personnel make fudge from start to finish, including the mixing of ingredients in old-fashioned copper kettles and the cooling of the fudge on large marble tables. Brittles, truffles, caramel apples and other items are also prepared in the stores. The Company believes the in-store preparation and aroma of its products enhance the ambiance of its stores, are fun and entertaining for its customers and convey an image of freshness and homemade quality.

    The Company opened its first Rocky Mountain Chocolate Factory store in 1981 and at the end of fiscal 1992 had a total of 72 stores, most of which were franchised. Over the last three years, the Company has more than doubled the total number of stores. The Company's expansion strategy is to balance growth of Company-owned and franchised stores by increasing its emphasis on Company-owned store expansion. Company-owned stores have certain advantages to the Company over franchised stores, including a greater potential economic return to the Company. In the fiscal year ending February 29, 1996, the Company expects to open between 25 and 30 new franchised stores and at least 17 new Company-owned stores.

    The Company's site selection strategy is to locate its stores in tourist areas and shopping environments, such as factory outlet and regional malls, with a high level of foot traffic. A variety of additional factors are analyzed in the site selection process, including tenant mix, visibility, attractiveness, accessibility and occupancy costs.

    The Company has developed, and will soon test, a new store concept, which it believes may allow it to further expand its presence in its existing market environments, particularly regional malls. The new store concept will operate under a different name and offer a different line of candies than the Company's existing concept.

    The Company was founded in 1981 and was incorporated as a Colorado corporation in 1982. The Company's principal executive offices are located at 265 Turner Drive, Durango, Colorado 81301, and its telephone number is (970) 259-0554.

                                  THE OFFERING


Common Stock offered:
  By the Company...........................  300,000 shares
  By the Selling Stockholders..............  600,000 shares
    Total..................................  900,000 shares
Common Stock outstanding after the
 Offering..................................  2,957,499 shares(1)
Use of proceeds............................  To reduce outstanding debt and provide additional working capital, including funds for future Company-
                                             owned store expansion, which may include the testing and
                                             development of a new store concept, and for general
                                             corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol..............  RMCF

--------------------------
(1) Excludes an aggregate of 189,000 shares reserved for issuance under the Company's 1985 Incentive Stock Option Plan (the "1985 Plan") and 1990 Nonqualified Stock Option Plan for Nonemployee Directors (the "Directors' Plan"), of which 173,000 shares represent outstanding options at July 31, 1995, with a weighted average exercise price of $7.24 per share, and 325 shares reserved for issuance as stock bonuses pursuant to the Company's Franchisee-of-the-Year Award Program. Also does not include 100,000 shares reserved for issuance under the Company's new 1995 Stock Option Plan (the "1995 Plan") (70,000 of which are subject to outstanding options, with an exercise price of $18.25 per share) and 30,000 additional shares reserved for issuance under the Directors' Plan, as amended (20,000 of which are subject to outstanding options, with an exercise price of $18.00 per share), subject to approval by the Company's stockholders at the 1995 Annual Meeting on October 13, 1995. See "Capitalization."


                        SUMMARY FINANCIAL AND STORE DATA
                (In thousands, except per share and store data)


                                                                                                               THREE MONTHS
                                                                YEAR ENDED FEBRUARY 28 OR 29,                 ENDED MAY 31,
                                                    -----------------------------------------------------  --------------------
                                                      1991       1992       1993       1994       1995       1994       1995
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF INCOME DATA:
  Revenues:
    Factory sales.................................  $   3,072  $   3,023  $   3,798  $   4,998  $   6,399  $     978  $   1,552
    Retail sales..................................      1,007      1,570      1,763      2,642      5,028        822      1,472
    Royalties and marketing fees..................        816        909      1,000      1,233      1,607        334        450
    Franchise fees................................        121        208        437        488        582        251        246
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total revenues..............................      5,016      5,710      6,998      9,361     13,616      2,385      3,720
  Operating income................................        553         31        503      1,251      2,270        304        483
  Net income (loss)...............................  $     520  $     (34) $     404  $     862  $   1,350  $     168  $     267
  Income (loss) per common share -- fully
   diluted........................................  $     .19  $    (.10) $     .14  $     .32  $     .49  $     .07  $     .10
  Weighted average number of common shares
   outstanding -- fully diluted...................      2,376      1,527      2,459      2,533      2,726      2,713      2,748
STORE DATA:
  Number of stores open at end of period:
    Company-owned.................................          3          9          7         13         22         18         26
    Franchised....................................         61         63         81        106        131        108        133
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total.......................................         64         72         88        119        153        126        159
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
SYSTEM-WIDE REVENUES(1):                            $  15,316  $  15,439  $  19,886  $  26,011  $  35,612  $   7,162  $   9,987
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                                                                MAY 31, 1995
                                                                         --------------------------
                                                                          ACTUAL    AS ADJUSTED(2)
                                                                         ---------  ---------------
BALANCE SHEET DATA:
  Working capital......................................................  $   1,267     $   4,553
  Total assets.........................................................     11,148        14,434
  Long-term debt (excluding current portion)...........................      3,022         1,522
  Stockholders' equity.................................................      6,148        10,934

------------------------------
(1) Includes franchised store sales, as reported to the Company by franchisees, and Company-owned store sales.
(2) Adjusted to reflect the sale of 300,000 shares of Common Stock offered by the Company hereby (at an assumed offering price of $18.00 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS. IN DECIDING WHETHER TO PURCHASE SHARES OF COMMON STOCK OFFERED HEREBY, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING THE FOLLOWING FACTORS THAT MAY AFFECT THE COMPANY'S CURRENT OPERATIONS AND FUTURE PROSPECTS.

FLUCTUATIONS IN COST AND AVAILABILITY OF INGREDIENTS

    Several of the principal ingredients used in the Company's products, including chocolate and nuts, are subject to significant price fluctuations.
Although cocoa beans, the primary raw material used in the production of chocolate, are grown commercially in Africa, Brazil and several other countries around the world, cocoa beans are traded in the commodities market, and their supply and price are therefore subject to volatility. The Company believes its principal chocolate supplier purchases most of its beans at negotiated prices from African growers, often at a premium to commodity prices. Although the price of chocolate has been relatively stable in recent years, the supply and price of cocoa beans, and in turn of chocolate, are affected by many factors, including monetary fluctuations and economic, political and weather conditions in countries in which cocoa beans are grown. The Company purchases most of its nut meats from domestic suppliers who procure their products from growers around the world. The price and supply of nuts are also affected by many factors, including weather conditions in the various regions in which the nuts used by the Company are grown. Although the Company often enters into purchase contracts for these products, significant or prolonged increases in the prices of chocolate or of one or more types of nuts, or the unavailability of adequate supplies of chocolate or nuts of the quality sought by the Company, could have a material adverse effect on the Company and its results of operations.

LOCATION DEPENDENCY

    The Company's expansion plans are critically dependent on the Company's ability to obtain suitable sites at reasonable occupancy costs for its franchised and Company-owned stores in the factory outlet, tourist and regional mall environments that constitute its primary location targets. There is no assurance that the Company will be able to obtain suitable locations in these environments at a cost that will allow stores to be economically viable.

RELIANCE ON FRANCHISEES

    The continued growth and success of the Company is dependent in part upon its ability to attract, retain and contract with qualified franchisees and the ability of those franchisees to operate their stores successfully and to promote and develop the Rocky Mountain Chocolate Factory store concept and its reputation for an enjoyable in-store experience and product quality. Although the Company has established criteria to evaluate prospective franchisees and has been successful in attracting franchisees, there can be no assurance that franchisees will be able to operate successfully Rocky Mountain Chocolate Factory stores in their franchise areas in a manner consistent with the Company's concepts and standards. See "Business -- Franchising Program."

RAPID EXPANSION; MANAGEMENT OF GROWTH

    The number of franchised and Company-owned stores has more than doubled since the end of fiscal 1992. The Company intends to open at least 17 Company-owned stores and between 25 and 30 franchised stores in fiscal 1996. The Company is subject to a variety of business risks generally associated with rapidly growing companies, such as the inability to control costs and achieve continued profitability during a period of aggressive growth. The Company's future store expansion will also depend upon a number of factors including, among others, the cost and availability of suitable sites, the implementation of enhanced operational and financial systems, the employment and training of additional management, store staff and other personnel, the negotiation of acceptable lease and financing terms, its ability to attract franchisees and the cost-effective and timely opening of stores. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth. Also, there can be no assurance that the Company will be able to open its planned stores in a timely or cost-effective manner, if at all.

GOVERNMENT REGULATION

    The Company is subject to regulation by the Federal Trade Commission and must comply with certain state laws governing the offer, sale and termination of franchises and the refusal to renew franchises. Many state laws also regulate substantive aspects of the franchisor-franchisee relationship by, for example, requiring the franchisor to deal with its franchisees in good faith, prohibiting interference with the right of free association among franchisees and regulating discrimination among franchisees in charges, royalties or fees. Franchise laws continue to develop and change, and changes in such laws could impose additional costs and burdens on franchisors. The Company's failure to obtain approvals to sell franchises and the adoption of new franchise laws, or changes in existing laws, could have a material adverse effect on the Company and its results of operations.

    Each of the Company-owned and franchised stores is subject to licensing and regulation by the health, sanitation, safety, building and fire agencies in the state or municipality where located. Difficulties or failures in obtaining required licenses or approvals from such agencies could delay or prevent the opening of a new store. The Company and its franchisees are also subject to laws governing their relationships with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. Because a significant number of the Company's employees are paid at rates related to the federal minimum wage, increases in the minimum wage would increase the Company's labor costs. The failure to obtain required licenses or approvals, or an increase in the minimum wage rate, employee benefits costs (including costs associated with mandated health insurance coverage) or other costs associated with employees, could have a material adverse effect on the Company and its results of operations.

    Companies engaged in the manufacturing, packaging and distribution of food products are subject to extensive regulation by various governmental agencies. A finding of a failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of all or a portion of the Company's facilities for an indeterminate period of time, and could have a material adverse effect on the Company and its results of operations.

COMPETITION

    The retailing of confectionery products is highly competitive. The Company and its franchisees compete with numerous businesses that offer confectionery products. Many of these competitors have greater name recognition and financial, marketing and other resources than the Company. In addition, there is intense competition among retailers for real estate sites, store personnel and qualified franchisees. Competitive market conditions could have a material adverse effect on the Company and its results of operations and its ability to expand successfully.

CONSUMER TASTES AND PREFERENCES

    The sale of the Company's products is affected by changes in consumer tastes and eating habits, including views regarding consumption of chocolate. Numerous other factors that the Company cannot control, such as economic conditions, demographic trends, traffic patterns and weather conditions, influence the sale of the Company's products. Changes in any of these factors could have a material adverse effect on the Company and its results of operations.

DEPENDENCE ON SENIOR MANAGEMENT

    The Company's success is highly dependent on the skills, experience and efforts of its senior management. The loss of the services of one or more members of its senior management could have a material adverse effect on the Company and its plans for growth. The Company is the beneficiary of key man life insurance in the amount of $1,000,000 on the life of Franklin E. Crail, the Company's Chairman of the Board and President; however, there can be no assurance that such insurance would be adequate to compensate the Company for the loss of Mr. Crail's services. The Company has not entered into employment agreements with any member of its senior management. See "Management."

CONTROL BY EXISTING STOCKHOLDERS

    Coronet Insurance Company ("Coronet") and Mr. Crail will continue to own 31.1% and 10.0%, respectively, of the outstanding Common Stock of the Company after completion of this Offering (27.8% and 9.8%, respectively, if the Underwriter's over-allotment option is exercised in full). The Selling Stockholders are likely to continue to have the ability to control the election of the Company's Board of Directors and, therefore, to control the Company and its business and affairs, and in some circumstances could prevent the approval of proposals submitted by other stockholders. See "Principal and Selling Stockholders."

CHANGE IN PRODUCT MIX

    The Company believes that approximately 50% of franchised stores' revenues are generated by sales of products manufactured by and purchased from the Company, 30% by sales of products made in the stores with ingredients purchased from the Company or approved suppliers and 20% by sales of products purchased from approved suppliers for resale in the stores. Franchisees' sales of products manufactured by the Company generate higher revenues to the Company than sales of store-made or other products. A significant decrease in the amount of products franchisees purchase from the Company, therefore, could adversely affect the Company's total revenues and results of operations. Such a decrease could result from franchisees' decisions to sell more store-made products or products purchased from third party suppliers.

IMPACT OF INFLATION

    Inflationary factors such as increases in the costs of ingredients and labor directly affect the Company's operations. Most of the Company's leases provide for cost-of-living adjustments and require it to pay taxes, insurance and maintenance expenses, all of which are subject to inflation. Additionally, the Company's future lease costs for new facilities may reflect potentially escalating costs of real estate and construction. There is no assurance that the Company will be able to pass on its increased costs to its customers.

FLUCTUATIONS OF QUARTERLY RESULTS

    The Company's sales and earnings are seasonal, with significantly higher sales and earnings occurring during the Christmas and summer vacation seasons than at other times of the year, which causes fluctuations in the Company's quarterly results of operations. In addition, quarterly results have been, and in the future are likely to be, affected by the timing of new store openings and the sale of franchises. Because of the seasonality of the Company's business and the impact of new store openings and sales of franchises, results for any quarter are not necessarily indicative of the results that may be achieved in other quarters or for a full fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

SHARES ELIGIBLE FOR FUTURE SALE


    Sales of substantial amounts of Common Stock of the Company in the public market following the Offering made hereby could adversely affect the market price for the Common Stock. Upon completion of this Offering, the Company will have outstanding 2,957,499 shares of Common Stock (not including 263,000 shares issuable upon the exercise of options under the Company's stock option plans, 173,000 of which are subject to options exercisable within 60 days of the date hereof). The executive officers and directors of the Company and the Selling Stockholders, who in the aggregate will beneficially own 1,379,622 shares of Common Stock upon completion of this Offering, have agreed not to sell any Common Stock without the prior written consent of the Underwriter for a period of 180 days from the date of this Prospectus. Upon expiration of these restrictions, the executive officers and directors of the Company and the Selling Stockholders will be free to sell the shares beneficially owned by them, subject to compliance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). In addition, Coronet, which will own 921,257 shares of Common Stock after completion of this offering, has the right to demand that the Company file further registration statements under the Securities Act covering the sale of all or any part of its Common Stock holdings. See "Description of Capital Stock -- Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 300,000 shares of Common Stock being offered hereby by the Company (assuming a public offering price of $18.00 per share) are estimated to be $4.8 million ($5.6 million if the Underwriter's over-allotment option is exercised in full) after deducting the underwriting discount and estimated offering expenses. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

    The Company anticipates that approximately $1.5 million of the net proceeds will be used to retire existing debt incurred pursuant to a chattel mortgage financing. The chattel mortgage financing was secured to support the Company's financing needs for completion of its factory expansion and for Company-owned store openings and is secured by the Company's inventory, equipment, furniture and fixtures. This chattel mortgage facility bears interest at prime plus 1 1/2% (currently 10%), adjusted in April of each year and matures on June 15, 2000.

    The  balance  of the  proceeds will  be used  to provide  additional working capital to the Company, including funds for future Company-owned store expansion, which may include the testing and development of a new store concept, and for general corporate purposes.

    The Company has developed a new store concept that it intends to test in the current fiscal year and early in fiscal 1997. See "Business -- Company Store Program." The Company will fund the establishment of initial test locations from operating cash flows. Should test results justify commercial development of the new concept, a potentially significant portion of working capital reserves provided by this Offering is likely to be used to establish additional stores under the new concept.

    Pending any use of the proceeds, the Company intends to invest the net proceeds from this Offering in investment grade short-term, interest-bearing securities.

                                DIVIDEND POLICY

    The Company has never paid cash dividends on its Common Stock. Following this Offering, the Company intends to retain any earnings for use in the operation and expansion of its business and, therefore, does not anticipate declaring any cash dividends in the foreseeable future. The payment of dividends, if any, in the future will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, restrictions in future financing agreements, the general financial condition of the Company and general business conditions.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "RMCF." The table below sets forth for the periods indicated the high and low last sale prices for the Company's Common Stock as reported by the Nasdaq National Market.


                                            HIGH        LOW
                                           -------    -------
YEAR ENDED FEBRUARY 28, 1994
  First Quarter.........................   $ 5 1/4    $ 4 3/4
  Second Quarter........................     5          4 3/4
  Third Quarter.........................    11 3/4      5
  Fourth Quarter........................    14 1/2     10 3/4
YEAR ENDED FEBRUARY 28, 1995
  First Quarter.........................    12         11 1/2
  Second Quarter........................    12 1/2     11 1/2
  Third Quarter.........................    13 1/2     11 3/4
  Fourth Quarter........................    13 1/2     13 1/4
YEAR ENDING FEBRUARY 29, 1996
  First Quarter.........................    15 3/4     13 1/2
  Second Quarter (through September
   13)..................................    19         15 3/4



    On September 13, 1995, the last reported sale price of the Common Stock as reported by the Nasdaq National Market was $17.75 per share. As of July 31, 1995, there were approximately 335 record holders of the Common Stock.

                                 CAPITALIZATION

    The following table sets forth as of May 31, 1995, (i) the actual capitalization of the Company and (ii) the capitalization of the Company as adjusted to give effect to the sale of the 300,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $18.00 per share) and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Financial Statements and related Notes included elsewhere in this Prospectus.


                                                                                                 MAY 31, 1995
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
Short-term debt:
  Current maturities of long-term debt(1).................................................  $     176   $     176
                                                                                            ---------  -----------
Long-term debt (excluding current portion)(1).............................................  $   3,022   $   1,522
                                                                                            ---------  -----------
Stockholders' equity:
  Preferred stock ($.10 par value per share) 250,000 shares authorized; no shares
   outstanding, actual or adjusted........................................................     --          --
  Common stock ($.03 par value per share) 7,250,000 shares authorized; 2,648,802 shares issued and 2,644,499 shares outstanding; 2,948,802 shares issued and 2,944,499 shares
   outstanding, as adjusted(2)............................................................         79          88
  Additional paid-in capital..............................................................      4,676       9,453
  Retained earnings.......................................................................      1,398       1,398
    Less common stock held by Company, at cost -- 4,303 shares............................         (5)         (5)
                                                                                            ---------  -----------
    Total stockholders' equity............................................................      6,148      10,934
                                                                                            ---------  -----------
    Total capitalization..................................................................  $   9,346   $  12,632
                                                                                            ---------  -----------
                                                                                            ---------  -----------

------------------------
(1) See Note C of Notes to Financial Statements for information regarding the Company's long-term debt and capital lease obligations.

(2) Excludes 152,000 shares reserved for issuance under the 1985 Plan (including 146,000 shares representing outstanding options) at May 31, 1995, 50,000 shares reserved for issuance under the Directors' Plan (including 40,000 shares representing outstanding options) at May 31, 1995, 100,000 shares subsequently reserved for issuance under the 1995 Plan and 325 shares subsequently reserved for issuance as stock bonuses pursuant to the Company's Franchisee-of-the-Year Award Program. At May 31, 1995, the 186,000 shares subject to outstanding options under the Company's option plans had a weighted average exercise price of $6.95. The Company's Board of Directors recently adopted the 1995 Plan and amended the Directors' Plan to increase the number of shares authorized for issuance under the
     Directors' Plan from 60,000 shares to 90,000 shares (including 10,000 shares previously issued). The adoption of the 1995 Plan and the amendment of the Directors' Plan are subject to approval by the Company's stockholders at the 1995 Annual Meeting on October 13, 1995. Of the 100,000 shares reserved for issuance under the 1995 Plan, 70,000 shares are subject to outstanding options granted on September 2, 1995, with an exercise price of $18.25 per share, subject to stockholder approval at the 1995 Annual Meeting. Of the 30,000 additional shares reserved for issuance under the Director's Plan, 20,000 shares are subject to outstanding options granted on August 24, 1995, with an exercise price of $18.00 per share. If the amendment to the Directors' Plan is not approved by the stockholders, the number of shares subject to such options will be decreased from 20,000 shares to 10,000 shares. See "Management -- Executive Compensation" and "-- Compensation of Directors."

                            SELECTED FINANCIAL DATA
              (In thousands, except per share data and store data)

    The selected financial data presented below for the fiscal years ended February 28 or 29, 1991 through 1995, are derived from the Financial Statements of the Company, which have been audited by Grant Thornton LLP, independent auditors. The selected financial data of the Company as of May 31, 1995 and for the three months ended May 31, 1994 and 1995 have been derived from the unaudited financial statements of the Company and, in the opinion of the Company's management, include all adjustments necessary to present fairly the Company's results of operations for the periods then ended and the financial position of the Company as of such dates. The results of operations for the three months ended May 31, 1995 are not necessarily indicative of the results to be achieved for the remainder of fiscal 1996. The selected financial data should be read in conjunction with the Financial Statements and related Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                                              THREE MONTHS
                                                               YEAR ENDED FEBRUARY 28 OR 29,                 ENDED MAY 31,
                                                    ----------------------------------------------------   ------------------
                                                      1991       1992       1993       1994       1995       1994      1995
                                                    --------   --------   --------   --------   --------   --------   -------
STATEMENT OF INCOME DATA:
  Revenues:
    Factory sales.................................  $  3,072   $  3,023   $  3,798   $  4,998   $  6,399   $    978   $ 1,552
    Retail sales..................................     1,007      1,570      1,763      2,642      5,028        822     1,472
    Royalties and marketing fees..................       816        909      1,000      1,233      1,607        334       450
    Franchise fees................................       121        208        437        488        582        251       246
                                                    --------   --------   --------   --------   --------   --------   -------
      Total revenues..............................     5,016      5,710      6,998      9,361     13,616      2,385     3,720
                                                    --------   --------   --------   --------   --------   --------   -------
  Costs and expenses:
    Cost of chocolate sales.......................     2,810      3,021      3,506      4,530      5,986        947     1,612
    Franchise costs...............................       417        772        929      1,008      1,377        318       450
    General and administrative expenses...........       667        817        815        969      1,234        294       347
    Retail operating expenses.....................       569      1,069      1,180      1,571      2,749        522       828
    Loss on Company-owned store closing...........        --         --         65         32         --         --        --
                                                    --------   --------   --------   --------   --------   --------   -------
      Total costs and expenses....................     4,463      5,679      6,495      8,110     11,346      2,081     3,237
                                                    --------   --------   --------   --------   --------   --------   -------
  Operating income................................       553         31        503      1,251      2,270        304       483
  Other income (expense):
    Interest expense..............................       (61)       (85)      (101)       (88)      (153)       (21)      (62)
    Interest income...............................        32         20          5         10         23          5         7
                                                    --------   --------   --------   --------   --------   --------   -------
      Total other income (expense)................       (29)       (65)       (96)       (78)      (130)       (16)      (55)
                                                    --------   --------   --------   --------   --------   --------   -------
  Income (loss) before income tax expense.........       524        (34)       407      1,173      2,140        288       428
  Income tax expense..............................         4         --          3        311(1)      790       120       161
                                                    --------   --------   --------   --------   --------   --------   -------
  Net income (loss)...............................  $    520   $    (34)  $    404   $    862   $  1,350   $    168   $   267
                                                    --------   --------   --------   --------   --------   --------   -------
                                                    --------   --------   --------   --------   --------   --------   -------
  Income (loss) per common share -- fully
   diluted........................................  $    .19   $   (.10)  $    .14   $    .32   $    .49   $    .07   $   .10
                                                    --------   --------   --------   --------   --------   --------   -------
                                                    --------   --------   --------   --------   --------   --------   -------
  Weighted average number of common shares
   outstanding -- fully diluted...................     2,376      1,527      2,459      2,533      2,726      2,713     2,748
STORE DATA:
  Number of stores open at end of period:
    Company-owned.................................         3          9          7         13         22         18        26
    Franchised....................................        61         63         81        106        131        108       133
                                                    --------   --------   --------   --------   --------   --------   -------
      Total.......................................        64         72         88        119        153        126       159
                                                    --------   --------   --------   --------   --------   --------   -------
                                                    --------   --------   --------   --------   --------   --------   -------
SYSTEM-WIDE REVENUES(2):                            $ 15,316   $ 15,439   $ 19,886   $ 26,011   $ 35,612   $  7,162   $ 9,987
                                                    --------   --------   --------   --------   --------   --------   -------
                                                    --------   --------   --------   --------   --------   --------   -------


                                                                                                                MAY 31, 1995
                                                                     FEBRUARY 28 OR 29,                    ----------------------
                                                    -----------------------------------------------------                 AS
                                                      1991       1992       1993       1994       1995      ACTUAL    ADJUSTED(3)
                                                    ---------  ---------  ---------  ---------  ---------  ---------  -----------
BALANCE SHEET DATA:
    Working capital...............................  $   1,491  $   1,118  $   1,716  $   1,889  $   1,627  $   1,267   $   4,553
    Total assets..................................      3,581      4,381      4,496      6,024     10,181     11,148      14,434
    Long-term debt (excluding current portion)....        716        985      1,000        604      2,314      3,022       1,522
    Stockholders' equity..........................      2,454      2,445      2,881      4,143      5,907      6,148      10,934

------------------------------
(1) Reflects the Company's utilization of the remainder of its net operating loss carryforward in the third quarter of 1994.
(2) Includes franchised store sales, as reported to the Company by franchisees, and Company-owned store sales.
(3) Adjusted to reflect the sale of 300,000 shares of Common Stock offered by the Company hereby (at an assumed offering price of $18.00 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    Rocky Mountain Chocolate Factory, founded in 1981, is a leading developer, franchisor and operator of retail chocolate stores. The Company manufactures an extensive line of premium chocolate candies and other confectionery products from its own proprietary recipes for sale at its franchised and Company-owned stores. As of July 31, 1995, there were 165 Rocky Mountain Chocolate Factory stores, including 138 franchised stores and 27 Company-owned stores operating in 34 states, Canada and Bermuda. In the fiscal year ending February 29, 1996, the Company expects to open between 25 and 30 new franchised stores and at least 17 new Company-owned stores.

    The Company derives its revenues from four principal sources: (1) factory sales, which consist of candy sales to its franchised store locations; (2) retail sales, which consist of candy sales at retail by its Company-owned stores; (3) royalties and marketing fees, based on a franchisee's monthly gross sales; and (4) franchise fees, which consist of fees earned from the sale of franchises.

    The Company's expansion strategy is to balance the growth of its Company-owned and franchised stores by increasing its emphasis on Company-owned store expansion. As a result, retail sales as a percentage of total chocolate sales (defined as the total of factory sales and retail sales) are expected to continue to increase. Cost of chocolate sales as a percentage of total chocolate sales is expected to decrease (with a corresponding increase in gross margin) due to an increase in retail sales as a percentage of total chocolate sales and the associated higher gross margins on retail sales. Also positively affecting cost of chocolate sales are the improving manufacturing efficiencies resulting from the Company's recent factory expansion and additional automation of its factory.


    During the last two fiscal years, the Company has capitalized Company-owned store pre-opening costs up to approximately $12,750 per store and amortized such costs over the 12-month period following a store's opening. Pre-opening costs consist of direct costs related to the training and hiring of the work force prior to the opening date as well as lease and utility expenses incurred prior to the opening date.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the percentage relationship to total revenues, unless otherwise indicated, of certain income statement data.

                                                                                                      THREE MONTHS
                                                   YEAR ENDED FEBRUARY 28 OR 29,                     ENDED MAY 31,
                                     ----------------------------------------------------------  ----------------------
                                        1991        1992        1993        1994        1995        1994        1995
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
Revenues:
  Factory sales....................       61.2%       52.9%       54.3%       53.4%       47.0%       41.0%       41.7%
  Retail sales.....................       20.1        27.5        25.2        28.2        36.9        34.5        39.6
  Royalties and marketing fees.....       16.3        16.0        14.3        13.2        11.8        14.0        12.1
  Franchise fees...................        2.4         3.6         6.2         5.2         4.3        10.5         6.6
                                         -----       -----       -----       -----       -----       -----       -----
    Total revenues.................      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
                                         -----       -----       -----       -----       -----       -----       -----
                                         -----       -----       -----       -----       -----       -----       -----
Costs and expenses:
  Cost of chocolate sales(1).......       68.9%       65.8%       63.0%       59.3%       52.4%       52.6%       53.3%
  Franchise costs(2)...............       44.5        69.1        64.6        58.6        62.9        54.4        64.6
  General and administrative
   expenses........................       13.3        14.3        11.6        10.4         9.1        12.3         9.3
  Retail operating expenses(3).....       56.5        68.1        66.9        59.5        54.7        63.5        56.3
  Loss on Company-owned store
   closing.........................         --          --         0.9         0.3          --          --          --
Total costs and expenses(4)........       89.0        99.5        92.8        86.6        83.3        87.3        87.0
Operating income...................       11.0         0.5         7.2        13.4        16.7        12.7        13.0
Other income (expense):
  Interest expense.................       (1.2)       (1.5)       (1.5)       (0.9)       (1.1)       (0.9)       (1.7)
  Interest income..................        0.6         0.4         0.1         0.1         0.2         0.2         0.2
                                         -----       -----       -----       -----       -----       -----       -----
    Total other income (expense)...       (0.6)       (1.1)       (1.4)       (0.8)       (0.9)       (0.7)       (1.5)
                                         -----       -----       -----       -----       -----       -----       -----
Income (loss) before income tax
 expense...........................       10.4        (0.6)        5.8        12.6        15.8        12.0        11.5
Income tax expense.................         --          --          --         3.3         5.8         5.0         4.3
                                         -----       -----       -----       -----       -----       -----       -----
Net income (loss)..................       10.4%       (0.6%)       5.8%        9.3%       10.0%        7.0%        7.2%
                                         -----       -----       -----       -----       -----       -----       -----
                                         -----       -----       -----       -----       -----       -----       -----

------------------------------
(1) As a percentage of total chocolate sales (defined as the total of factory sales and retail sales).
(2) As a percentage of the total of royalties and marketing fees and franchise fees.
(3)  As a percentage of retail sales.
(4)  As a percentage of total revenues.

QUARTER ENDED MAY 31, 1995 COMPARED TO QUARTER ENDED MAY 31, 1994

REVENUES


    FACTORY SALES. Factory sales increased $574,000 or 58.7% to $1.6 million in the first quarter of 1996, compared to $978,000 in the first quarter of 1995. This increase resulted from the larger number of franchised stores in existence throughout the quarter and, to a lesser extent, a modest price increase effected in April 1995. Same store pounds purchased from the factory remained constant in the first quarter of 1996 compared to the first quarter of 1995. When computing same store pounds purchased from the factory, purchases by franchised stores open for 12 months in each period are compared.



    RETAIL SALES. Retail sales increased $650,000 or 79.1% to $1.5 million in the first quarter of 1996, compared to $822,000 in the first quarter of 1995. This increase resulted primarily from a larger number of Company-owned stores in existence throughout the quarter. The impact of a modest price increase and a 9.3% same store sales increase at Company-owned stores also positively affected retail sales.


    ROYALTIES AND MARKETING FEES AND FRANCHISE FEES. Royalties and marketing fees increased $116,000 or 34.7% to $450,000 in the first quarter of 1996, compared to $334,000 in the first quarter of 1995. This increase resulted from increased royalties and marketing fees from a larger number of franchised stores operating in the first quarter of 1996 compared to the first quarter of 1995, together with increased same store sales at franchised stores of 5.5%. Franchise fee revenues in the first quarter of 1996 approximated those earned in the first quarter of 1995. Although franchise signings increased to 13 in the first quarter of 1996 from 10 in the first quarter of 1995, franchise fees remained relatively constant due to differences in the timing of revenue recognition between the quarters.

COSTS AND EXPENSES


    COST OF CHOCOLATE SALES. Cost of chocolate sales, which includes costs incurred by the Company to manufacture candy sold by its Company-owned stores and to its franchised stores, increased 70.2% to $1.6 million in the first quarter of 1996 from $947,000 in the first quarter of 1995. Cost of chocolate sales as a percentage of total chocolate sales (defined as the total of factory sales and retail sales) increased to 53.3% in the first quarter of 1996 from 52.6% in the first quarter of 1995. This increase in cost of chocolate sales as a percentage of total chocolate sales resulted from startup of the Company's transportation division and inclusion for the first time of material transportation revenues and costs as part of factory sales and cost of chocolate sales. Without inclusion of transportation division revenues and costs, total cost of chocolate sales would have increased to $1.5 million, and cost of chocolate sales as a percentage of total chocolate sales would have decreased to 51.5%. This improvement resulted from an increase in higher margin retail sales as a percentage of total chocolate sales, a modest factory and retail price increase and improved manufacturing efficiencies. Additionally, improved manufacturing overhead absorption resulting from higher factory production volumes contributed to the decrease in cost of chocolate sales as a percentage of total chocolate sales, excluding the effect of the transportation division.


    FRANCHISE COSTS. Franchise costs increased 41.5% to $450,000 in the first quarter of 1996 from $318,000 in the first quarter of 1995. As a percentage of the total of royalties and marketing fees and franchise fees, franchise costs increased to 64.6% of such fees in the first quarter of 1996 from 54.4% in the first quarter of 1995. The hiring of additional field support and associated administrative personnel to support the Company's accelerated pace of new franchise signing and store opening activities and the larger base of stores is a partial cause of this increase. Additionally, the Company incurred increased expenses for promotional programs and marketing materials.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 18.0% to $347,000 in the first quarter of 1996 from $294,000 in the first quarter of 1995, as a result of increased professional fees incurred to support the Company's accelerated pace of franchise signings and lease negotiating activities and increased expense for administrative support personnel. As a percentage of total revenues, general and administrative expenses declined to 9.3% in the first quarter of 1996 from 12.3% in the first quarter of 1995, primarily due to a significant increase in total revenues without a proportionate increase in general and administrative expenses.

    RETAIL OPERATING EXPENSES. Retail operating expenses increased 58.6% to $828,000 in the first quarter of 1996 from $522,000 in the first quarter of 1995. This increase resulted from the effect of the larger number of Company-owned stores in existence throughout the first quarter. As a percentage of retail sales, retail operating expenses declined to 56.3% in the first quarter of 1996 from 63.5% in the first quarter of 1995 as a result of higher retail sales without a proportionate increase in expenses due to improved expense control at Company-owned stores.

OTHER EXPENSE

    Other expense of $55,000 incurred in the first quarter of 1996 increased 243.7% from the $16,000 incurred in the first quarter of 1995. This increase resulted from increased interest expense associated with borrowings to finance the Company's factory expansion.

INCOME TAX EXPENSE

    The Company's effective income tax rate in the first quarter of 1996 was 37.5% compared to 41.7% in the first quarter of 1995. The absolute 4.2% decrease in effective tax rates resulted from utilization of lower, more representative, full year 1995 historical experience as a basis for estimating the effective tax rate for the full year 1996.

FISCAL 1995 COMPARED TO FISCAL 1994

REVENUES


    FACTORY SALES. Factory sales increased $1.4 million or 28.0% to $6.4 million in 1995, compared to $5.0 million in 1994. This increase resulted primarily from the larger number of franchised stores in existence throughout the year and, to a lesser extent, from a modest price increase. Same store pounds purchased from the factory declined 5.7% in 1995 due to an overall increase in the amount of store-made product relative to factory-supplied product sold at franchised locations. When computing same store pounds purchased from the factory, purchases by franchised stores open for 12 months in each period are compared.



    RETAIL SALES. Retail sales increased $2.4 million or 90.3% to $5.0 million in 1995, compared to $2.6 million in 1994. This increase resulted primarily from 13 Company-owned stores opened in 1995 and a full year of operations for the eight Company-owned stores opened in 1994. The full-year impact of a modest price increase and a 1.1% same store sales increase at Company-owned stores also positively affected retail sales.



    ROYALTIES AND MARKETING FEES AND FRANCHISE FEES. Royalties and marketing fees increased $374,000 or 30.3% to $1.6 million in 1995, compared to $1.2 million in 1994. This increase resulted from increased royalty and marketing fees from 30 franchised stores opened in 1995 and a full year of operations for the 30 franchised stores opened in 1994, together with increased same store sales at franchised stores of 1.7%. The $94,000 or 19.3% increase in franchise fees to $582,000 in 1995 as compared to $488,000 in 1994 was due to 39 new franchises sold in 1995 compared to 33 in 1994.


COSTS AND EXPENSES


    COST OF CHOCOLATE SALES. Cost of chocolate sales, which includes costs incurred by the Company to manufacture candy sold by its Company-owned stores and to its franchised stores, increased 32.1% to $6.0 million in 1995 from $4.5 million in 1994. Cost of chocolate sales as a percentage of total chocolate sales (defined as the total of factory sales and retail sales) decreased to 52.4% in 1995 from 59.3% in 1994. This decrease in cost of chocolate sales as a percentage of total chocolate sales resulted from an increase in higher margin retail sales as a percentage of total chocolate sales, a modest factory and retail price increase and improved manufacturing efficiencies resulting largely from the six-month impact of the Company's factory expansion and the implementation of additional automation at the factory. Additionally, improved manufacturing overhead absorption, resulting from higher factory production volumes, contributed to the decrease in cost of chocolate sales as a percentage of total chocolate sales.


    FRANCHISE COSTS. Franchise costs increased 36.6% to $1.4 million in 1995 from $1.0 million in 1994. As a percentage of the total of royalties and marketing fees and franchise fees, franchise costs increased to 62.9% of such fees in 1995 from 58.6% in 1994. The hiring of additional field support and associated administrative personnel to support the Company's accelerated pace of new franchise signing and store opening activities and the larger base of stores is the partial cause of this increase. Additionally, the Company incurred increased expenses for promotional programs and marketing materials.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 27.3% to $1.2 million in 1995 from $969,000 in 1994, as a result of increased professional fees incurred to support the Company's accelerated pace of franchise signings and lease negotiating activities and increased expense for administrative support personnel. As a percentage of total revenues, general and administrative expenses declined to 9.1% in 1995 from 10.4% in 1994, primarily due to a significant increase in total revenues without a proportionate increase in general and administrative expenses.

    RETAIL OPERATING EXPENSES. Retail operating expenses increased 75.0% to $2.7 million in 1995 from $1.6 million in 1994. This increase resulted from the effect of the larger number of Company-owned stores in existence throughout the fiscal year. As a percentage of retail sales, retail operating expenses declined to 54.7% in 1995 from 59.5% in 1994 as a result of higher retail sales without a proportionate increase in expenses due to improved expense control at Company-owned stores.

OTHER EXPENSE

    Other expense of $130,000 incurred in fiscal 1995 increased 66.7% from the $78,000 incurred in fiscal 1994. This increase resulted from increased interest expense associated with borrowings to finance the Company's factory expansion.

INCOME TAX EXPENSE

    The Company's effective income tax rate in 1995 was 36.9% in comparison with 26.5% in 1994. The absolute 10.4% increase in effective tax rates resulted from full utilization of remaining net operating loss carryforwards in 1994, offsetting income through the second quarter of that year. By comparison, in 1995, all income was fully taxed at the Company's effective income tax rate.

FISCAL 1994 COMPARED TO FISCAL 1993

REVENUES


    FACTORY SALES. Factory sales increased $1.2 million or 31.6% to $5.0 million in 1994 compared to $3.8 million in 1993. This increase resulted primarily from the larger number of franchised stores in existence throughout the year and, to a lesser extent, from a modest price increase. Same store pounds purchased from the factory remained relatively constant in 1994, compared to 1993. When computing same store pounds purchased from the factory, purchases by franchised stores open for 12 months in each period are compared.



    RETAIL SALES. Retail sales increased $879,000 or 49.9% to $2.6 million in 1994, compared to $1.8 million in 1993. This increase resulted primarily from the opening of eight new Company-owned stores in 1994 and the full year impact of a modest price increase. Because of the limited number of Company-owned stores in operation during these periods, a decrease in same store sales did not materially impact retail sales.



    ROYALTIES AND MARKETING FEES AND FRANCHISE FEES. Royalties increased $233,000 or 23.3% to $1.2 million in 1994, compared to $1.0 million in 1993. This increase resulted from increased royalties and marketing fees from 30 franchised stores opened in 1994 and a full year of operations for the 18 franchised stores opened in 1993. Same store sales at franchised stores remained relatively constant in 1994, compared to 1993. The $51,000 increase in franchise fees to $488,000 in 1994 compared to $437,000 in 1993 was due to 33 new franchises sold in 1994 compared to 29 in 1993.


COSTS AND EXPENSES

    COST OF CHOCOLATE SALES. Cost of chocolate sales, which includes costs incurred by the Company to manufacture candy sold by its Company-owned stores and to its franchised stores, increased 29.2% to $4.5 million in 1994 from $3.5 million in 1993. Cost of chocolate sales as a percentage of total chocolate sales (defined as the total of factory sales and retail sales) decreased to 59.3% in 1994 from 63.0% in 1993 as a result of an increase in higher margin retail sales as a percentage of total chocolate sales, a modest factory and retail price increase and improved manufacturing efficiencies and manufacturing overhead absorption resulting from higher factory production volumes.


    FRANCHISE COSTS. Franchise costs increased 8.5% to $1.0 million in 1994 from $929,000 in 1993. As a percentage of the total of royalties and marketing fees and franchise fees, franchise costs declined to 58.6% in 1994 from 64.6% in 1993, as a result of an increase in such fees without a proportionate increase in franchise costs.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 18.9% to $969,000 in 1994 from $815,000 in 1993. Increased expenses resulted from an increased reserve for bad debts, a specific reserve for the potential closing of one Company-owned store and increased expense incurred for administrative support personnel. As a percentage of total revenues, general and administrative expenses declined to 10.4% in 1994 from 11.6% in 1993, primarily due to a significant increase in total revenues without a proportionate increase in general and administrative expenses.

    RETAIL OPERATING EXPENSES. Retail operating expenses increased 33.1% to $1.6 million in 1994 from $1.2 million in 1993. This increase resulted from the effect of the larger number of Company-owned stores in existence throughout the year. As a percentage of retail sales, retail operating expenses declined to 59.5% in 1994 from 66.9% in 1993 as a result of higher retail sales without a proportionate increase in expenses.

OTHER EXPENSE

    Other expense of $78,000 incurred in 1994 declined from the $96,000 incurred in 1993. This decrease resulted from increased interest income caused by higher invested cash balances in 1994 in comparison with that existing for the prior year. Additionally, for most of the first quarter of 1993 interest expense was incurred on borrowings under the Company's line of credit. Because of available cash surpluses, borrowings under this line were unnecessary in 1994.

INCOME TAX EXPENSE

    The  Company  exhausted its  net operating  loss  carryforward in  the third quarter of 1994. In 1993, $3,000 was recorded as income tax expense, representing alternative minimum tax. In 1994, $311,000 in income tax expense (an effective tax rate of 26.5%) was recorded representing taxes on income following full utilization of the net operating loss carryforward.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, the Company has funded its operations and Company-owned store expansion program from operating cash flows. During 1995, the Company generated approximately $1.7 million in operating cash flows. In 1995, the Company opened 13 new Company-owned stores and effected a major factory expansion. The Company believes the factory expansion will allow the Company to meet current and anticipated future product needs for the next several years. As part of the expansion, the Company automated certain additional production processes. This expansion has been funded by a combination of real estate and chattel mortgage financing and operating cash flows.

    At May 31, 1995, working capital was $1.3 million compared to $1.6 million at February 28, 1995 and $1.9 million at February 28, 1994. These decreases resulted from use of the Company's improved operating cash flows and cash balances to fund elements of the Company's factory expansion and Company-owned store expansion. Cash and cash equivalent balances decreased to $137,000 at May 31, 1995 from $383,000 at February 28, 1995 and $997,000 at February 28, 1994,
as a result of this use of cash flows and balances.

    The Company's long-term debt includes a 20-year real estate mortgage loan obtained in June 1994 ($1.7 million principal outstanding at May 31, 1995). In addition, the Company has a $1.5 million chattel mortgage facility (the "Facility"), the entire amount of which is outstanding. The Company also has outstanding a $750,000 chattel mortgage term loan obtained in June 1994 under a prior facility. The aggregate $2.25 million outstanding under the Facility and the chattel mortgage term loan was incurred to support the Company's financing needs for completion of the factory expansion and for Company-owned store openings and is secured by the Company's inventory, equipment, furniture and fixtures. The Company intends to retire the $1.5 million outstanding under the Facility with a portion of the proceeds of this Offering. See "Use of Proceeds." For information regarding the terms of the Company's long-term debt, see Note C to the Financial Statements included elsewhere in this Prospectus.

    The Company has a $1.0 million working capital line of credit, secured by accounts receivable. The line had a zero balance at May 31, 1995. Terms of the loan require that the line be rested (that is, that there be no outstanding balance) for two periods of 30 consecutive days during the term of the loan, which expires in July 1996. Interest on the line is at prime.

    In 1996, the Company anticipates making $4.1 million in capital expenditures in comparison with $4.5 million in 1995. As of May 31, 1995, the Company had made approximately $1.5 million in capital expenditures, primarily for completion of its factory expansion and the opening of new Company-owned stores. The remaining $2.6 million expected to be expended in 1996 will be used primarily for the opening of new Company-owned stores.

    The Company believes that the proceeds from this Offering, cash flow from operating activities and available bank lines of credit will be sufficient to service debt, fund anticipated capital expenditures and provide necessary working capital for the next several years. There can be no guarantees, however, that unforeseen events will not require the Company to secure additional sources of financing. The Company may also seek additional financing from time to time, through borrowings or public or private offerings of equity or debt securities, to fund its future expansion plans.

IMPACT OF INFLATION

    Inflationary factors such as increases in the costs of ingredients and labor directly affect the Company's operations. Most of the Company's leases provide for cost-of-living adjustments and require it to pay taxes, insurance and maintenance expenses, all of which are subject to inflation. Additionally the Company's future lease cost for new facilities may reflect potentially escalating costs of real estate and construction. There is no assurance that the Company will be able to pass on its increased costs to its customers.

QUARTERLY RESULTS

    The Company is subject to seasonal fluctuations in sales, which cause fluctuations in quarterly results of operations. Historically, the strongest sales of the Company's products have occurred during the Christmas and summer vacation seasons. In addition, quarterly results have been, and in the future are likely to be, affected by the timing of new store openings and sales of franchises. Because of the seasonality of the Company's business and the impact of new store openings and sales of franchises, results for any quarter are not necessarily indicative of results that may be achieved in other quarters or for a full fiscal year.

    The following is an unaudited summary of the Company's quarterly results of operations for the years ended February 28, 1994 and 1995 and for the first quarter of 1996.

                                                                           QUARTER ENDED
                                                       ------------------------------------------------------
                                                         MAY 31,    AUGUST 31,   NOVEMBER 30,   FEBRUARY 28,
                                                       -----------  -----------  -------------  -------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
TOTAL REVENUES:
  1994...............................................   $   1,585    $   2,223     $   2,856      $   2,696
  1995...............................................       2,385        3,197         4,274          3,760
  1996...............................................       3,720       --            --             --
NET INCOME:
  1994...............................................   $     143    $     302     $     295      $     121
  1995...............................................         168          377           483            322
  1996...............................................         268       --            --             --
INCOME PER COMMON SHARE (FULLY DILUTED):
  1994...............................................   $     .05    $     .12     $     .11      $     .05
  1995...............................................         .07          .14           .18            .12
  1996...............................................         .10       --            --             --

                                    BUSINESS

GENERAL

    The Company is a leading developer, franchisor and operator of retail chocolate stores. The Company manufactures an extensive line of premium chocolate candies and other confectionery products from its own proprietary recipes for sale at its franchised and Company-owned stores. As of July 31, 1995, there were 165 Rocky Mountain Chocolate Factory stores, including 138 franchised stores and 27 Company-owned stores operating in 34 states, Canada and Bermuda.

    The Company believes that its principal competitive strengths lie in its name recognition; its reputation for the quality, variety and taste of its products; the special ambiance of its stores; its knowledge and experience in applying criteria for selection of new store locations; its expertise in manufacturing, merchandising and marketing of chocolate candy products; and the control and training infrastructures it has implemented to assure consistent customer service and execution of successful practices and techniques at its franchised and Company-owned stores. In addition, the Company believes it derives a competitive strength by manufacturing its own products, through which the Company can better maintain its high product quality standards, offer proprietary products, manage costs, control production and shipment schedules and potentially pursue new or under-utilized distribution channels.

    The total U.S. candy market exceeded $14.0 billion of sales in 1994, according to the National Confectionery Association. Candy sales have risen 29% since 1988, with an average annual growth rate of between 4% and 6%, according to United States Department of Commerce figures. According to the Department of Commerce, per capita consumption of chocolate exceeds 10 pounds per year nationally, generating annual sales of approximately $7.0 billion. Sales of chocolate products are expected to grow at a rate of 3% to 4% annually, according to THE CANDY MARKET.

STORE LOCATIONS

    The  map  below  illustrates  the  location  by  state  of  franchised   and
Company-owned stores in the United States as of July 31, 1995.

                                 [MAP]

BUSINESS STRATEGY

    The Company's objective is to build on its position as a leading franchisor and operator of retail chocolate stores in the United States and to continually seek opportunities to profitably expand its business. To accomplish this objective, the Company employs a business strategy that includes the following elements:

    PRODUCT QUALITY AND VARIETY. The Company maintains the unsurpassed taste and quality of its candies by using only the finest chocolate and other wholesome ingredients. The Company uses its own proprietary recipes, primarily developed by its master candy maker, who has over 40 years of experience in the confectionery industry. A typical Rocky Mountain Chocolate Factory store offers up to 100 of the Company's chocolate candies throughout the year and as many as 200, including many packaged candies, during the holiday seasons. Individual stores also offer more than 15 varieties of premium fudge as well as other products prepared in the store from Company recipes.

    STORE ATMOSPHERE AND AMBIANCE. The Company seeks to establish an enjoyable and inviting atmosphere in each Rocky Mountain Chocolate Factory store. Each store prepares certain products, including fudge, brittles and caramel apples, in the store. In-store preparation is designed both to be fun and entertaining for customers and to convey an image of freshness and homemade quality. The special ambiance of Rocky Mountain Chocolate Factory stores is also achieved through the use of distinctive decor designed to give the store an attractive country Victorian look. The Company's design staff has developed easily replicable designs and specifications to ensure that the Rocky Mountain Chocolate Factory concept is consistently implemented throughout the system.

    SITE SELECTION. Careful selection of a site is critical to the success of a Rocky Mountain Chocolate Factory store. Many factors are considered by the Company in identifying suitable sites, including tenant mix, visibility, attractiveness, accessibility, level of foot traffic and occupancy costs. Final site selection, for both franchised and Company-owned stores, occurs only after the Company's senior management has approved the site. The Company believes that the experience of its management team in evaluating a potential site is one of the Company's competitive strengths.

    CUSTOMER SERVICE COMMITMENT. The Company emphasizes excellent customer service and seeks to employ, and to sell franchises to, motivated and energetic people. The Company has implemented sales incentive programs for the employees of franchised and Company-owned stores so that the store personnel having direct contact with customers share in the success of their stores. The Company also fosters enthusiasm for its customer service philosophy and the Rocky Mountain Chocolate Factory concept through its annual franchisee convention, annual regional meetings and other frequent contacts with its franchisees and store managers.

    ENHANCED  OPERATING  EFFICIENCIES.    The  Company  seeks  to  maximize  its
profitability by controlling costs and improving the efficiency of its operations. Recent efforts include the purchase of additional automated equipment such as a computer-controlled shell-filling machine for truffles and a candy bar molding machine, which enable the Company to produce truffles and candy bars much more quickly and at a lower cost. The Company also recently completed a factory expansion and began operating a small fleet of trucks for the shipment of its products. These measures have significantly improved the Company's ability to deliver its products to franchised and Company-owned stores safely, quickly and cost-effectively.

EXPANSION STRATEGY

    The Company opened its first Rocky Mountain Chocolate Factory store in 1981 and at the end of fiscal 1992 had a total of 72 stores, most of which were franchised. Over the last three years, the Company has more than doubled its total number of stores. As of July 31, 1995, there were 165 Rocky Mountain Chocolate Factory stores, including 138 franchised stores and 27 Company-owned stores operating in 34 states, Canada and Bermuda. In fiscal 1996, the Company expects to open between 25 and 30 new franchised stores and at least 17 new Company-owned stores. Key elements of the Company's expansion strategy include:

    AGGRESSIVE, BALANCED GROWTH. The Company's expansion strategy is to balance the growth of its Company-owned and franchised stores by increasing its emphasis on Company-owned store expansion. A Company-owned store provides a greater potential economic return to the Company than does a franchised store. In many cases, the Company is able to take advantage of a promising new location by establishing a Company-owned store when a delay in finding a qualified franchisee might jeopardize the Company's ability to secure the site. Company-owned stores also provide a training ground for Company-owned store and district managers and a controllable testing ground for new products and promotions, operating and training methods and merchandising techniques. The Company will continue to open additional franchised stores, which enable the Company to expand its system more quickly with no capital investment. The Company believes that its recent factory expansion has provided the manufacturing capacity necessary to support the Company's expansion plans for the next several years.

    HIGH TRAFFIC ENVIRONMENTS. The Company currently establishes franchised and Company-owned stores in three primary environments: factory outlet malls, tourist environments and regional malls, with a particular focus on factory outlet mall locations. Although each of these environments has a number of attractive features, including a high level of foot traffic, the factory outlet mall environment currently offers the best combination of tenant mix, customer spending characteristics and favorable occupancy costs. The Company has established a business relationship with the major outlet mall developers in the United States and believes that these relationships provide it with the opportunity to take advantage of attractive sites in new and existing outlet malls.

    NAME RECOGNITION AND NEW MARKET PENETRATION. The Company believes the visibility of its stores and the high tourist traffic at its factory outlet mall and tourist locations has generated strong name recognition and demand for its franchises. The Rocky Mountain Chocolate Factory system has historically been concentrated in the western United States and the Rocky Mountains, but recent growth has generated a gradual easterly momentum as new Company-owned and franchised stores have been opened in the eastern half of the country. This growth has further increased the Company's name recognition and demand for its franchises. The Company believes its growing name recognition will facilitate the continued expansion of the Rocky Mountain Chocolate Factory system into new market areas.

    NEW STORE CONCEPT. The Company has developed a new store concept, which it believes may allow it to expand its presence in its existing market environments, particularly regional malls. The concept will use creative lighting, music, animation and movement to entertain customers and appeal to both children and adults. Two prototype stores are expected to be opened in the current fiscal year or early in fiscal 1997. The new store concept will use a different name and sell a different line of candies than the Company's existing concept. The Company does not believe the new concept will compete with existing Rocky Mountain Chocolate Factory stores.

    The following table sets forth the number of Rocky Mountain Chocolate Factory stores opened and closed during the last five fiscal years:

                                                                              YEAR ENDED FEBRUARY 28 OR 29,
                                                             ---------------------------------------------------------------
                                                                1991         1992         1993         1994         1995
                                                                -----        -----        -----        -----        -----
Company-owned stores:
  Opened...................................................           0            5            1            8           13
  Closed...................................................           1            0            1            1            1
  Acquired from franchisees................................           1            1            0            0            1
  Sold to franchisees......................................           0            0            2            1            4
    Total open at year end.................................           3            9            7           13           22
Franchised stores:
  Opened...................................................           5            8           18           30           30
  Closed...................................................          10            5            2            6            8
  Acquired from Company....................................           0            0            2            1            4
  Sold to Company..........................................           1            1            0            0            1
    Total open at year end.................................          61           63           81          106          131
System-wide stores:
  Opened...................................................           5           13           19           38           43
  Closed...................................................          11            5            3            7            9
    Total open at year end.................................          64           72           88          119          153

    As of July 31, 1995, the Company had signed leases for 13 additional Company-owned stores (all in factory outlet malls) and 19 additional franchised stores (all in factory outlet malls), and is currently completing the screening of qualified franchisees to operate such franchised stores. In addition, the Company is in the process of negotiating leases for 37 additional Company-owned or franchised stores, 31 of which will be in factory outlet malls. Implementation of the Company's expansion plans is subject to various contingencies, including the availability of suitable sites and of qualified franchisees.

STORE CONCEPT

    The Company seeks to establish a fun and inviting atmosphere in its Rocky Mountain Chocolate Factory stores. Unlike most other confectionery stores, each Rocky Mountain Chocolate Factory store prepares certain products, including fudge and caramel apples, in the store. Customers can observe store personnel make fudge from start to finish, including the mixing of ingredients in old-fashioned copper kettles and the cooling of the fudge on large marble tables, and are often invited to sample the store's products. The Company believes that an average of approximately 30% of the revenues of Company-owned and franchised stores are generated by sales of products prepared on the premises. The Company believes the in-store preparation and aroma of its products enhance the ambiance at Rocky Mountain Chocolate Factory stores, are fun and entertaining for its customers and convey an image of freshness and homemade quality.

    Rocky Mountain Chocolate Factory stores have a distinctive country Victorian decor, which further enhances their friendly and enjoyable atmosphere. Each store includes finely-crafted wood cabinetry, copper and brass accents, etched mirrors and large marble tables on which fudge and other products are made. To ensure that all stores conform to the Rocky Mountain Chocolate Factory image, the Company's design staff provides working drawings and specifications and approves the construction plans for each new franchised or Company-owned store. The Company also controls the signage and building materials that may be used in the stores.

    The average store size is approximately 1,000 square feet, approximately 650 square feet of which is selling space. Most stores are open seven days a week. Typical hours are 10 a.m. to 9 p.m., Monday through Saturday, and 12 noon to 6 p.m. on Sundays. Store hours in tourist areas may vary depending upon the tourist season. The Company's average cash investment for the Company-owned stores opened during 1995, excluding pre-opening costs but including initial inventories, was approximately $126,000.

PRODUCTS AND PACKAGING

    The Company typically produces approximately 250 chocolate candies and other confectionery products, using proprietary recipes developed primarily by the Company's master candy maker. These products include many varieties of clusters, caramels, creams, mints and truffles. The Company also produces custom-molded theme candy bars tailored to promotional concepts of individual stores. During the Christmas, Easter and Valentine's Day holiday seasons, the Company may make as many as 300 additional items, including many candies offered in packages specially designed for the holidays. A typical Rocky Mountain Chocolate Factory store offers up to 100 of these candies throughout the year and up to 200 during holiday seasons. Individual stores also offer more than 15 premium fudges and other products prepared in the store. The Company believes that approximately 50% of the revenues of Rocky Mountain Chocolate Factory stores are generated by products manufactured at the Company's factory, 30% by products made in the store using Company recipes and ingredients purchased from the Company or approved suppliers and the remaining 20% by products, such as ice cream, soft drinks and other sundries, purchased from approved suppliers.

    The Company uses only the finest chocolates, nut meats and other wholesome ingredients in its candies. In February 1995 the Company's Valentine's Day gift-boxed chocolates were awarded MONEY MAGAZINE's top rating and were described as having "superior flavor" which is "intense" and "natural."

    Chocolate candies manufactured by the Company are sold at Company-owned and franchised stores at prices ranging from $11.00 to $16.00 per pound, with an average price of $12.00 per pound. Franchisees set their own retail prices, though the Company does recommend prices for all its products.

    The Company continually strives to offer new confectionery products in order to maintain the excitement and appeal of its products. For example, the Company has recently added cookie dough to its line of products. Many Rocky Mountain Chocolate Factory stores now offer these cookies, which are baked fresh in the stores.

    The Company's in-house graphics designers create packaging that reflects the country Victorian theme of its stores. The Company develops special packaging for the Christmas, Valentine's Day and Easter holidays, and customers can have their purchases packaged in decorative boxes and fancy tins throughout the year. The Company's new packaging for its Rocky Mountain Mints recently received the AWARD OF EXCELLENCE from the National Paperbox Association.

OPERATING ENVIRONMENTS

    The Company currently establishes franchised and Company-owned stores in three primary environments: factory outlet malls, tourist areas and regional malls, with a particular focus on factory outlet mall locations. Although each of these environments has a number of attractive features, including high levels of foot traffic, the factory outlet mall environment currently offers the best combination of tenant mix, customer spending characteristics and favorable occupancy costs.

    FACTORY OUTLET MALLS. There are approximately 325 factory outlet malls in the United States, and as of July 31, 1995 there were Rocky Mountain Chocolate Factory stores in approximately 70 of these malls in 32 states. Management believes that approximately 25 new factory outlet locations will be established each year for at least the next several years. The Company has established business relationships with the major outlet mall developers in the United States. Although not all factory outlet malls provide desirable locations for Rocky Mountain Chocolate Factory stores, management believes the Company's relationships with these developers will provide it with the opportunity to take advantage of attractive sites in new and existing outlet malls.

    TOURIST  AREAS.   As of  July 31,  1995, there  were approximately  60 Rocky
Mountain Chocolate Factory stores in franchised locations considered to be tourist areas, including Aspen, Colorado; Fisherman's Wharf in San Francisco, California; and the Riverwalk in San Antonio, Texas. Although some have short selling seasons, many tourist areas are very attractive locations because they offer high levels of foot traffic and favorable customer spending characteristics, and greatly increase the Company's visibility and name recognition. The Company believes there are significant opportunities to expand into additional tourist areas with high levels of foot traffic.

    REGIONAL MALLS. There are approximately 2,500 regional malls in the United States, and as of July 31, 1995 there were Rocky Mountain Chocolate Factory stores in approximately 20 of these, including the franchised locations in the Mall of America in Bloomington, Minnesota; Escondido, California; Fort Collins, Colorado; and West Palm Beach, Florida. Although often providing favorable levels of foot traffic, regional malls typically involve expensive rent structures rendering economic criteria for investment in such locations more difficult to satisfy.

    The Company believes there are a number of other environments that have the characteristics necessary for the successful operation of Rocky Mountain
Chocolate Factory stores or the sale of the Company's products, such as airports, sports arenas and corporate sales. Two franchised Rocky Mountain
Chocolate Factory  stores  recently  opened  in  the  new  Denver  International
Airport.

FRANCHISING PROGRAM

    GENERAL. The Company believes it has excellent relations with its franchisees. The Company's philosophy is one of service and commitment to its franchise system, and it continuously seeks to improve its franchise support services. The Company's concept has consistently been rated as an outstanding franchise opportunity by publications and organizations rating such opportunities. In February 1995, Rocky Mountain Chocolate Factory was rated seventh in SUCCESS MAGAZINE's "Franchise Gold 100" most desirable franchises. As of July 31, 1995, there were 138 franchised stores in the Rocky Mountain Chocolate Factory system.

    FRANCHISEE SOURCING AND SELECTION. The majority of new franchises are awarded to persons referred by existing franchisees, to interested consumers who have visited Rocky Mountain Chocolate Factory stores and to existing franchisees. The Company also advertises for new franchisees in national and regional newspapers as suitable potential store locations come to the Company's attention. Franchisees are approved by the Company on the basis of the applicant's net worth and liquidity, together with an assessment of work ethic and personality compatibility with the Company's operating philosophy. Currently, 16 domestic franchisees own two or more Rocky Mountain Chocolate Factory stores and 80 domestic franchisees own a single store. The largest number of stores owned by a single domestic franchisee is five.

    In fiscal 1992, the Company entered into a franchise development agreement covering Canada with Immaculate Confections, Ltd. of Vancouver, British Columbia. Pursuant to this agreement, Immaculate Confections purchased the exclusive right to franchise and operate Rocky Mountain Chocolate Factory stores in Canada. The agreement requires the franchise developer to open a minimum of 20 stores over a five-year period and to comply with certain minimum purchase requirements. As of July 31, 1995, there were 17 Canadian stores in operation.

    TRAINING AND SUPPORT. Each domestic franchisee owner/operator and each store manager for a domestic franchisee is required to complete a 10-day comprehensive training program in store operation and management. The Company has established a training center at its Durango headquarters in the form of a full-sized replica of a properly configured and merchandised Rocky Mountain
Chocolate Factory store. Topics covered in the training course include the Company's philosophy of store operation and management, customer service, merchandising, pricing, cooking, inventory and cost control, quality standards, record keeping, labor scheduling and personnel management. Training is based on standard operating policies and procedures contained in an operations manual provided to all franchisees, which the franchisee is required to follow by terms of the franchise agreement. Additionally, and importantly, trainees are provided with a complete orientation to Company operations by working in key factory operational areas and by meeting with each member of the senior management of the Company. Training continues through the opening of the store, where Company field personnel assist and guide the franchisee in all areas of operation.

    The Company's operating objectives include providing Company knowledge and expertise in merchandising, marketing and customer service to all front-line store level employees to maximize their skills and ensure that they are fully versed in the Company's proven techniques. To this end, the Company is developing a multimedia, interactive, computer-based training program to allow franchisees to successfully and consistently train their employees in proper customer service, merchandising and administration techniques and practices.

    The Company provides ongoing support to franchisees through its five district managers, who maintain regular and frequent communication with the stores by phone and by site visits. The district managers also review and discuss with the franchisee store operating results and provide advice and guidance in improving store profitability and in developing and executing store marketing and merchandising programs. The Company has recently developed a handbook containing a "pre-packaged" local store marketing plan, which allows franchisees to implement cost-effective promotional programs that have proven successful in other Rocky Mountain Chocolate Factory stores.

    Regional conferences are held each fall with a focus on holiday merchandising techniques in preparation for the fall and Christmas holidays. Additionally, the Company holds an annual convention each May, at which seminars and workshops are presented on subjects considered vital to continuing improvement in operating results of Rocky Mountain Chocolate Factory stores.

    QUALITY STANDARDS AND CONTROL.  The franchise agreement requires franchisees
to  comply  with  the  Company's  procedures  of  operation  and  food   quality
specifications and to permit audits and inspections by the Company.

    Operating standards for Rocky Mountain Chocolate Factory stores are set forth in operating manuals. These manuals cover general operations, factory ordering, merchandising and advertising and accounting procedures. Through their regular visits to franchised stores, Company district managers audit performance and adherence to Company standards. The Company has the right to terminate any franchise agreement for non-compliance with the Company's operating standards. Products sold at the stores and ingredients used in the preparation of products approved for on-site preparation must be purchased from the Company or from approved suppliers.


    THE FRANCHISE AGREEMENT: TERMS AND CONDITIONS. The domestic offer and sale of Rocky Mountain Chocolate Factory franchises is made by its Uniform Franchise Offering Circular prepared in accordance with federal and state laws and regulations. States that regulate the sale and operation of franchises require a franchisor to register or file certain notices with the state authorities prior to offering and selling franchises in those states.



    Under the current form of domestic franchise agreement, franchisees pay the Company (i) an initial franchise fee of $19,500 for each store, (ii) royalties equal to 5% of monthly gross sales, and (iii) a marketing fee equal to 1% of monthly gross sales. Franchisees are generally granted exclusive territory with respect to the operation of Rocky Mountain Chocolate Factory stores only in the immediate vicinity of their stores. Chocolate products not made on the premises by franchisees must be purchased from the Company or approved suppliers.


    The franchise agreement requires franchisees to comply with the Company's procedures of operation and food quality specifications, to permit inspections and audits by the Company and to remodel stores to conform with standards in effect from time to time for the Rocky Mountain Chocolate Factory system. The Company may terminate the franchise agreement upon the failure of the franchisee to comply with the conditions of the agreement and upon the occurrence of certain events, such as insolvency or bankruptcy of the franchisee or the commission by the franchisee of any unlawful or deceptive practice, which in the judgment of the Company is likely to adversely affect the Rocky Mountain Chocolate Factory system. The Company's ability to terminate franchise agreements pursuant to such provisions is subject to applicable bankruptcy and state laws and regulations. See "Business -- Regulation."

    The agreement prohibits the transfer or assignment of any interest in a franchise without the prior written consent of the Company. The agreement also gives the Company a right of first refusal to purchase any interest in a franchise if a proposed transfer would result in a change of control of that franchise. The refusal right, if exercised, would allow the Company to purchase the interest proposed to be transferred under the same terms and conditions and for the same price as offered by the proposed transferee.


    The term of each franchise agreement is five years, and franchisees generally have the right to renew for two successive five-year terms. The Company's agreements with 11 franchisees will expire in fiscal year 1996. The Company anticipates that substantially all such agreements will be renewed.


    FRANCHISE FINANCING. The Company does not provide prospective franchisees with financing for their stores, but has developed relationships with two national sources of franchisee financing to whom it will refer franchisees. Typically, franchisees have obtained their own sources of such financing and have not required the Company's assistance.

COMPANY STORE PROGRAM

    GENERAL. As of July 31, 1995, there were 27 Company-owned Rocky Mountain Chocolate Factory stores. Although Company-owned stores require an initial capital outlay by the Company, they also provide a greater potential economic return to the Company than franchised stores. The average cost to the Company to date in fiscal 1996 of opening a new Company-owned store is approximately $119,000, excluding pre-opening costs but including initial inventories.

    Company-owned stores also provide a training ground for Company-owned store and district managers and a controllable testing ground for new products and promotions, operating and training methods and merchandising techniques. In many cases, the Company is able to take advantage of a promising new location by establishing a Company-owned store when a delay in finding a qualified franchisee might jeopardize the Company's ability to secure the site.

    Managers of Company-owned stores are required to comply with all Company operating standards and undergo training and receive support from the Company similar to the training and support provided to franchisees. See "Franchising Program -- Training and Support" and "-- Quality Standards and Control." The Company's Director of Company Stores and his staff regularly visit Company-owned stores to ensure compliance with Company standards and procedures and to provide advice and support.

    NEW CONCEPT. The Company has developed a new store concept, which it believes may allow it to expand its presence in its existing market environments, particularly regional malls. The new concept will use creative lighting, music, animation and movement to entertain customers. The Company believes the new concept will appeal to children and adults of all ages. The new store concept will use a different name and sell a different line of candies than the Company's current concept, and the Company, therefore, does not believe it will compete with existing Rocky Mountain Chocolate Factory stores.

    The Company currently expects to test two prototype stores in the current fiscal year or early in fiscal 1997. Both of these prototype stores will be Company-owned, and the Company estimates that it will cost approximately $200,000 to establish each store. The Company will fund these prototype stores from operating cash flows. Should test results justify further expansion of the new concept, a potentially significant portion of working capital reserves provided by this Offering would be likely to be used to establish additional stores under the new concept.

    The Company believes that the new concept stores could be franchised or operated as Company-owned stores in most locations in which Rocky Mountain Chocolate Factory stores currently operate. The Company believes that significant economic advantage would be provided where a franchisee or Company-owned store manager were able to manage concurrently employees of both a new concept store and a traditional Rocky Mountain Chocolate Factory store in a single regional or factory outlet mall or other location.

MANUFACTURING OPERATIONS

    GENERAL. The Company manufactures its products at its factory in Durango, Colorado for sale to franchisees and for retail sale at Company-owned stores. All products are produced consistent with the Company's philosophy of using only the finest, highest quality ingredients with no artificial preservatives to achieve its marketing motto of "the peak of perfection in handmade chocolates."

    In fiscal 1995, the Company produced approximately 1.3 million pounds of candy and anticipates producing approximately 1.7 million pounds in fiscal 1996. Current factory capacity is approximately 3.5 million pounds per year.

    It has always been the belief of management that the Company should control the manufacturing of its own products. By controlling manufacturing, the Company can better maintain its high product quality standards, offer proprietary products, manage costs, control production and shipment schedules and potentially pursue new or under-utilized distribution channels.

    MANUFACTURING PROCESSES. The manufacturing process primarily involves cooking or preparing candy centers, including nuts, caramel, peanut butter, creams and jellies, and then coating them with chocolate or other toppings. All of these processes are conducted in carefully controlled temperature ranges, and the Company employs strict quality control procedures at every stage of the manufacturing process. The Company uses a combination of manual and automated processes at its factory. Although the Company believes that it is currently preferable to manufacture certain products by hand, such as dipping of some large pieces, automation increases the speed and efficiency of the manufacturing process. The Company has from time to time automated processes formerly performed by hand where it has become cost-effective for the Company to do so without compromising product quality or appearance. Recent examples include the purchase of a computer-controlled shell filling machine for truffles and a molding machine for candy bars, which enable the Company to produce these candies much more quickly and at a lower cost.

    The Company seeks to ensure the freshness of products sold in Rocky Mountain Chocolate Factory stores with frequent shipments and production schedules that are closely coordinated with projected and actual orders. Franchised and Company-owned stores place orders to the Company's factory several times per month, on average, and the Company generally ships its candies within five working days after the order is received. Finished candies remain in inventory an average of one to four weeks prior to shipment. Most Rocky Mountain Chocolate Factory stores do not have significant space for the storage of inventory, and the Company encourages franchisees and store managers to order only the quantities that they can reasonably expect to sell within approximately two to four weeks. For these reasons, the Company generally does not have a significant backlog of orders.

    INGREDIENTS. The principal ingredients used by the Company are chocolate, nuts, sugar, corn syrup, peanut butter, cream and butter. The factory receives shipments of ingredients daily. To ensure the consistency of its products, the Company buys ingredients from a limited number of reliable suppliers. In order to assure a continuous supply of chocolate and certain nuts, the Company frequently enters into purchase contracts for these products having durations of six to 18 months. Because prices for these products may fluctuate, the Company may benefit if prices rise during the terms of these contracts, but it may be required to pay above-market prices if prices fall. The Company has one or more alternative sources for all essential ingredients and therefore believes that the loss of any supplier would not have a material adverse effect on the Company and its results of operations. The Company currently also purchases small amounts of finished candy from third parties on a private label basis for sale in Rocky Mountain Chocolate Factory stores.


    FACTORY AND TRUCKING OPERATIONS. The Company recently expanded its factory from 27,000 square feet to 53,000 square feet, which provided space for additional automated equipment and for warehousing of ingredients and finished candies prior to shipment. Beginning in fiscal 1994, the Company also began operating several trucks and now ships a substantial portion of its products from the factory on its own trucks. The Company's trucking operations and recent factory expansion have significantly improved the Company's ability to deliver its products to the stores quickly and cost-effectively.


MARKETING

    The Company relies primarily on in-store promotion and point-of-purchase materials to promote the sale of its products. The monthly marketing fees collected from franchisees are used by the Company to develop new packaging and in-store promotion and point-of-purchase materials, and to create and update the Company's local store marketing handbooks.

    The Company encourages local store marketing efforts through an incentive program that provides cash awards to employees of the participating Company-owned or franchised store that has the greatest increase in sales during a specified period. The Company believes this program enhances customer service by rewarding in-store personnel who have direct contact with customers for improvements in a store's performance. This incentive program has had, and the Company believes it will continue to have, a positive impact on same store sales growth at participating stores.

    The Company has not historically and does not intend to engage in regional or national print, radio or television advertising.

COMPETITION

    The retailing of confectionery products is highly competitive. The Company and its franchisees compete with numerous businesses that offer confectionery products. Many of these competitors have greater name recognition and financial, marketing and other resources than the Company. In addition, there is intense competition among retailers for real estate sites, store personnel and qualified franchisees. Competitive market conditions could adversely affect the Company and its results of operations and its ability to expand successfully.

    The Company believes that its principal competitive strengths lie in its name recognition and its reputation for the quality, value, variety and taste of its products and the special ambiance of its stores; its knowledge and experience in applying criteria for selection of new store locations; its expertise in merchandising and marketing of chocolate candy products; and the control and training infrastructures it has implemented to assure execution of successful practices and techniques at its franchised and Company-owned store locations. In addition, by controlling the manufacturing of its own products, the Company can better maintain its high product quality standards, offer proprietary products, manage costs, control production and shipment schedules and potentially pursue new or under-utilized distribution channels.

TRADE NAME AND TRADEMARKS

    The trade name "Rocky Mountain Chocolate Factory" and the phrases "The Peak of Perfection in Handmade Chocolates" and "America's Chocolatier", as well as all other trademarks, service marks, symbols, slogans, emblems, logos and designs used in the Rocky Mountain Chocolate Factory system, are proprietary rights of the Company. All of the foregoing are believed to be of material importance to the Company's business. The registration for the trademark "Rocky Mountain Chocolate Factory" has been granted in the United States and Canada. Applications have been filed to register the trademark in certain foreign countries.

    The  Company  has  not  attempted  to  obtain  patent  protection  for   the
proprietary recipes developed by the Company's master candy-maker and is relying upon its ability to maintain the confidentiality of those recipes.

EMPLOYEES


    At July 31, 1995, the Company employed 278 persons on a full-time basis, of whom 157 were store employees, 91 were factory workers and 30 were corporate personnel. Most employees, with the exception of store, factory and corporate management, are paid on an hourly basis. The Company also employs some people on a temporary basis during peak periods of store and factory operations. The Company seeks to assure that participatory management processes, mutual respect and professionalism and high performance expectations for the employee exist throughout the organization.


    The Company believes that it provides working conditions, wages and benefits that compare favorably with those of its competitors. The Company's employees are not covered by a collective bargaining agreement. The Company considers its employee relations to be good.

REGULATION

    Each of the Company-owned and franchised stores is subject to licensing and regulation by the health, sanitation, safety, building and fire agencies in the state or municipality where located. Difficulties or failures in obtaining the required licensing or approvals could delay or prevent the opening of new stores. New stores must also comply with landlord and developer criteria.


    Many states have laws regulating franchise operations, including registration and disclosure requirements in the offer and sale of franchises. The Company is also subject to the Federal Trade Commission regulations relating to disclosure requirements in the sale of franchises and ongoing disclosure obligations.


    Additionally, certain states have enacted and others may enact laws and regulations governing the termination or nonrenewal of franchises and other aspects of the franchise relationship that are intended to protect franchisees. Although these laws and regulations, and related court decisions, may limit the Company's ability to terminate franchises and alter franchise agreements, the Company does not believe that such laws or decisions will have a material adverse effect on its franchise operations. However, the laws applicable to franchise operations and relationships continue to develop, and the Company is unable to predict the effect on its intended operations of additional requirements or restrictions that may be enacted or of court decisions that may be adverse to franchisors.

    Federal and state environmental regulations have not had a material impact on the Company's operations but more stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay construction of new stores.

    Companies engaged in the manufacturing, packaging and distribution of food products are subject to extensive regulation by various governmental agencies. A finding of a failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of all or a portion of the Company's facilities for an indeterminate period of time.

    The Nutrition Labeling and Education Act of 1990 became effective May 8, 1994. Pursuant to the Act, the Company has filed a "Small Business Food Labeling Exemption Notice" with the U.S. Food and Drug Administration, which exempts the Company's current packaged products from Nutrition Labeling requirements.

    The Company provides a limited amount of trucking services to third parties, to fill available space on the Company's trucks. The Company's trucking operations are subject to various federal and state regulations, including regulations of the Interstate Commerce Commission and other federal and state agencies applicable to motor carriers, safety requirements of the Department of Transportation relating to interstate transportation and federal, state and Canadian provincial regulations governing matters such as vehicle weight and dimensions.

    The Company believes it is operating in substantial compliance with all applicable laws and regulations.

PROPERTIES

    The Company's manufacturing operations and corporate headquarters are located at the Company's Durango, Colorado facility. The Company expanded its factory in fiscal year 1995 from its then 27,000 square feet to its current 53,000 square feet. This expansion was substantially completed by February 1995 and increased the production capacity of the factory to an estimated 3.5 million pounds per year. In addition, the Company purchased, as an integral part of the expansion, equipment to automate certain of its production processes and additional equipment to allow it to produce products such as candy bars that it previously purchased from outside vendors. The decision to expand the factory and to procure additional machinery and equipment was based on the Company's assessment that full efficient utilization had been made of the then-existing facility at 1 1/2 shifts per day operation, due in particular to the limiting constraint of product shipping and receiving areas. It was based, additionally, on calculated increased manufacturing direct labor and other efficiencies anticipated to result from the expansion and investment in equipment estimated by the Company to produce approximately $.15 savings for each pound of chocolate produced. The Company believes that its current facilities are adequate to support its operations and system expansion for the next several years.

    As of July 31, 1995, all 27 Company-owned stores were occupied pursuant to non-cancelable leases of five to ten years having varying expiration dates, most of which contain optional five-year renewal rights. The Company does not deem any individual store lease to be significant in relation to its overall operations.


    The Company acts as primary lessee of some franchised store premises, which it then subleases to franchisees, but the majority of existing locations are leased by the franchisee directly. New locations, however, are increasingly requiring the Company to act as primary lessee, particularly in the factory outlet environment which has become the Company's focus. At July 31, 1995, the Company was the primary lessee at 52 of its 138 franchised stores. The subleases for such stores are on the same terms as the Company's leases of the premises. For information as to the amount of the Company's rental obligations under leases on both Company-owned and franchised stores, see Note D to the Financial Statements contained elsewhere in this Prospectus.


LEGAL PROCEEDINGS

    The Company is not currently involved in any legal proceedings that are material to the Company's business or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company are as follows:

NAME                                          AGE                            POSITION
----------------------------------------      ---      -----------------------------------------------------
Franklin E. Crail.......................          53   Chairman of the Board, President, Treasurer and
                                                        Director
Ralph L. Nafziger.......................          49   Vice President -- Manufacturing and Director
Clifton W. Folsom.......................          41   Vice President -- Franchise Support
Jay B. Haws.............................          44   Vice President -- Marketing
Lawrence C. Rezentes....................          47   Vice President -- Finance
Loresa McCoy............................          29   Corporate Secretary
Lee N. Mortenson........................          59   Director
Fred M. Trainor.........................          56   Director
Gerald A. Kien..........................          64   Director
Everett A. Sisson.......................          74   Director

    FRANKLIN E. CRAIL. Mr. Crail co-founded the first Rocky Mountain Chocolate Factory store in May 1981. Since the incorporation of the Company in November 1982, he has served as its President and a Director, and since September 1981 as its Treasurer. He was elected Chairman of the Board in March 1986. Prior to founding the Company, Mr. Crail was co-founder and president of CNI Data Processing, Inc., a software firm which developed automated billing systems for the cable television industry.

    RALPH L. NAFZIGER. Mr. Nafziger joined the Company in January 1990 as Vice President of Manufacturing and has served as a Director of the Company since 1990. From 1988 to 1989, Mr. Nafziger served as Chief Financial Officer of Midcontinent Airlines Inc., a regional airline operation based in Kansas City. From 1987 to 1988, he was an independent business planning consultant to several manufacturing and service corporations. From 1977 to 1986, Mr. Nafziger was a principal and officer of Snugli Inc., a children's products manufacturer, which was acquired by Huffy Corporation, a bicycle manufacturer, in 1985. Mr. Nafziger possesses a B.S. in accounting from Pennsylvania State University.

    CLIFTON W. FOLSOM. Mr. Folsom has served as Vice President of Franchise Support of the Company since June 1989. He joined the Company in May 1983 as Director of Franchise Sales and Support, and was promoted in March 1985 to Vice President of Franchise Sales, a position he held until he began serving in his current capacity in June 1989. From March 1978 until joining the Company, Mr. Folsom was employed as a sales representative by Sears Roebuck & Company.

    JAY B. HAWS. Mr. Haws joined the Company in August 1991 as Vice President of Marketing. Since 1981, Jay had been closely associated with the Company both as a franchisee and marketing/graphic design consultant. From 1986 to 1991 he was Vice-President and President of Chocolate Factory, Inc., which operated two Rocky Mountain Chocolate Factory franchises located in San Francisco, California. From 1983 to 1989 he served as Vice President of Marketing for Image Group, Inc., a marketing communications firm based in Northern California. Concurrently, Mr. Haws was co-owner of two other Rocky Mountain Chocolate Factory franchises located in Sacramento and Walnut Creek, California. From 1973 to 1983 he was principal of Jay Haws and Associates, an advertising and graphic design agency. Mr. Haws holds a B.A. in graphics design and communication from California State University.

    LAWRENCE C. REZENTES. Mr. Rezentes joined the Company in July 1990 as Vice President of Finance. From 1989 to April 1990, he served as Vice President of Finance for Fanamation, Inc., a designer and manufacturer of robotic inspection systems. From 1985 through 1988, he was a principal in Venture Consulting Resource, a financial and business planning consulting organization to technology based businesses and to the venture capital community. From 1980 through 1984, Mr. Rezentes was co-founder and Vice President of Finance of Infomed Corporation, a venture capital financed pioneer in the field of computer and telecommunications-based medical diagnosis. Mr. Rezentes holds a B.S. in accounting from Fairleigh Dickinson University and an M.B.A. in finance from the University of Chicago Graduate School of Business. He is a certified public accountant.

    LORESA MCCOY. Ms. McCoy has served as the Company's Corporate Secretary since September 1994. Ms. McCoy served in several accounting and administrative positions at the Company between joining the Company in November 1992 and accepting the position of Corporate Secretary. From July 1990 until joining the Company, she served as Manager at Wit's End Guest Ranch and Resort, which is located in the Durango area.

    LEE N. MORTENSON. Mr. Mortenson has served on the Board of Directors of the Company since 1987. Since December 1993, Mr. Mortenson has been President and a Director of Coronet. Mr. Mortenson has served, since May 1988, as President and a Director and, since December 1990, as Chief Operating Officer of Sunstates Corporation (formerly known as Acton Corporation). He also served as Chief Executive Officer of Sunstates Corporation, the parent corporation of Coronet, from May 1988 to December 1990. Sunstates Corporation is engaged in non-standard automative casualty insurance, manufacturing and real estate development. Since 1984, Mr. Mortenson has served as President, Chief Operating Officer and a Director of Telco Capital Corporation, a diversified financial services and manufacturing company and an indirect parent of Coronet. Mr. Mortenson also served as a Director of Hickory Furniture Company from 1980 to 1993 and of Sun Electric Corporation, a manufacturer of automotive test equipment, from 1988 to 1992 and has served as a Director of Alba-Waldensian, Inc., since 1984, of NRG Inc., a leasing company, since 1987, and of Wellco Enterprises, Inc., a boot manufacturer, since 1994.

    FRED M. TRAINOR. Mr. Trainor has served as a Director since August 1992. Mr. Trainor is the founder, and since 1984 has served as Chief Executive Officer and President of AVCOR Health Care Products, Inc., Fort Worth, Texas, a manufacturer and marketer of specialty dressings products. Prior to founding AVCOR Health Care Products, Inc., in 1984, Mr. Trainor was a founder, Chief Executive Officer and President of Tecnol, Inc. of Fort Worth, Texas, also a company involved with the health care industry. Before founding Tecnol, Inc., Mr. Trainor was with American Hospital Supply Corporation (AHSC) for thirteen years in a number of management capacities.

    GERALD A. KIEN. Mr. Kien was first elected as a Director of the Company in August 1995. From 1993 to 1995 Mr. Kien served as President and Chief Executive Officer of Remote Sensing Technologies, Inc., a subsidiary of Envirotest Systems, Inc., a company engaged in the development of instrumentation for vehicle emissions testing. From 1989 to 1993 Mr. Kien served as Chairman, President and Chief Executive Officer of Sun Electric Corporation, a manufacturer of automotive test equipment, and has served as a Director and as Chairman of the Executive Committee of that Company since 1980. Sun Electric merged with Snap-On Tools in 1993, and Mr. Kien remained as President of the Sun Electric division of Snap-On Tools until his retirement in 1994. Mr. Kien was a co-founder of the First National Bank of Hoffman Estates and remained as a Director from 1979 to 1990, and was a Director of the Charter Bank and Trust of Illinois from 1984 to 1990. He served as a Director of Systems Control, Inc. and Vehicle Test Technologies, Inc., from 1989 to 1993, both of which are engaged in emissions testing of motor vehicles. Mr. Kien received his Ph.D. from the University of Illinois Graduate College of Medicine, in 1959.

    EVERETT  A.  SISSON.   Mr. Sisson  was first  elected as  a Director  of the
Company in August 1995. Mr. Sisson is President of The American Growth Group, which is engaged in land development, investment, management services and management consulting, a position he has held since he formed the firm in 1966. Mr. Sisson served as a Director of the Century Companies of America, a company providing life insurance and related financial products, from 1962 until 1991, and Chairman of the Board from 1977 until 1983. Mr. Sisson has been a Director of Coronet since 1992. During various periods over the past 20 years, Mr. Sisson served as a Director and member of several Board committees of Libco Corporation, Wisconsin Real Estate Investment Trust, Hickory Furniture Company, Telco Capital Corporation, Greater Heritage Corporation, Indiana Financial Investors Inc., Sunstates Corporation and Acton Corporation.

    Coronet previously had the right to designate three persons as nominees for election to the Board of Directors of the Company in accordance with a Note Purchase Agreement dated November 16, 1987 between the Company and Coronet. Three directors, including Lee N. Mortenson, were elected to the Company's Board of Directors in 1987 and subsequent years pursuant to this right. Coronet's right to designate persons as director nominees expired in May 1994, when Coronet converted into Common Stock the final promissory note that had been issued under such Note Purchase Agreement. See "Certain Transactions."

    The Board of Directors has a standing Audit Committee and Compensation Committee, each consisting of Messrs. Mortenson and Trainor. Currently, all directors of the Company are elected annually by the stockholders and hold office until their respective successors are elected and qualified.

EXECUTIVE COMPENSATION

    The following table sets forth certain information with respect to annual compensation paid for the years indicated to the Company's Chief Executive Officer and the only other executive officer of the Company who met the minimum compensation threshold of $100,000 for inclusion in the table (the "Named Officers").

                           SUMMARY COMPENSATION TABLE


                                                    ANNUAL COMPENSATION
                                              -------------------------------     ALL OTHER
        NAME AND PRINCIPAL POSITION             YEAR     SALARY(1)    BONUS    COMPENSATION(2)
--------------------------------------------  ---------  ---------  ---------  ---------------
Franklin E. Crail, .........................       1995  $ 129,618  $  31,050     $   2,162
 Chairman of the Board and President               1994  $ 104,000  $  14,500     $  -0-
                                                   1993  $  92,000  $  -0-        $  -0-
Ralph L. Nafziger, .........................       1995  $  90,272  $  14,400     $   1,354
 Vice President -- Manufacturing                   1994  $  78,220  $  10,080     $  -0-
                                                   1993  $  72,331  $  -0-        $  -0-

------------------------
(1) Includes amounts deferred at the Named Officer's election pursuant to the Company's 401(k) Plan, which was first offered in fiscal 1995.

(2) Represents Company contributions on behalf of the Named Officers under the Company's 401(k) Plan, which was first offered in fiscal 1995.

    Additional columns required by Securities and Exchange Commission rules to be included in the foregoing table, and certain additional tables required by such rules, have been omitted because no compensation required to be disclosed therein was paid or awarded to the Named Officers.

EMPLOYEE STOCK OPTION PLANS

    1995 STOCK OPTION PLAN. Subject to stockholder approval at the 1995 Annual Meeting of Stockholders, the Board of Directors of the Company has adopted the 1995 Plan and has reserved 100,000 shares of Common Stock for issuance pursuant to nonqualified and incentive stock options granted under the 1995 Plan. The following discussion assumes stockholder approval of the 1995 Plan.

    The Compensation Committee of the Board of Directors, which administers the 1995 Plan, has full authority, subject to the provisions of the 1995 Plan, to determine the employees to be granted options, the number of shares and exercise price of the Common Stock covered by each option and the time or times when options may be exercised. The term of any options granted under the 1995 Plan may not exceed 10 years from the date of grant; provided, that the term of an incentive stock option granted to an employee who owns capital stock of the Company representing more than 10% of the combined voting power of all classes of capital stock of the Company may not exceed five years from the date of grant. The purchase price of incentive stock options shall not be less than 100% of the fair market value per share of the Common Stock on the date the option is granted; provided, however, that the purchase price shall be at least 110% of the fair market value per share of the Common Stock on the date of grant, if the optionee, on the date of such grant, possesses more than 10% of the total combined voting power of all classes of stock of the Company or any affiliate. The purchase price of a nonqualified stock option must be greater than the par value of the stock on either the date the option is granted or the date it is exercised, whichever is greater. No stock option granted under the 1995 Plan may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by the optionee. Subject to certain limitations, the Compensation Committee may at any time alter, amend or terminate the 1995 Plan in accordance with its terms. Unless previously terminated, the 1995 Plan will terminate at the expiration of 10 years from the date of its adoption.

    1985 INCENTIVE STOCK OPTION PLAN. The 1985 Plan will expire in October 1995, although outstanding options previously granted thereunder will remain outstanding in accordance with their terms. The 1985 Plan contains provisions that are substantially the same as those of the 1995 Plan described in the preceding paragraph, except that the 1985 Plan authorizes the grant only of nonqualified stock options.

COMPENSATION OF DIRECTORS

    Directors of the Company do not receive any compensation for serving on the Board or on committees. Directors are entitled to receive stock option awards under the Directors' Plan.

    The Directors' Plan provides for automatic grants of nonqualified stock options covering a maximum of 60,000 shares of Common Stock of the Company to directors of the Company who are not also employees or officers of the Company and who have not made an irrevocable, one-time election to decline to participate in the plan. The Directors' Plan provides that during the term of the plan options will be granted automatically to new nonemployee directors upon their election. Each such option permits the nonemployee director to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant of the option. Each nonemployee director's option may be exercised in full during the period beginning one year after the grant date of such option and ending ten years after such grant date, unless the option expires sooner due to termination of service or death. No options were granted or exercised under the Directors' Plan during fiscal 1995. Mr. Kien and Mr. Sisson were each granted an option to purchase 10,000 shares of Common Stock upon their election as Directors in August 1995.

    Subject to stockholder approval at the 1995 Annual Meeting, the Board of Directors has amended the Directors' Plan to increase the number of shares of Common Stock issuable pursuant to options granted under the Directors' Plan to 90,000. If the amendment is not approved, the number of shares subject to the options granted to Mr. Kien and Mr. Sisson will be decreased from 10,000 shares each to 5,000 shares each.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During fiscal 1995, the Company's Compensation Committee was comprised of Mr. Mortenson, Mr. Trainor, Clyde Wm. Engle and Gerald M. Tierney, Jr. In accordance with the terms of the Note Purchase Agreement (as defined in "Certain Transactions" below), Coronet named Messrs. Engle, Mortenson and Tierney as its three designees to the Company's Board of Directors. Mr. Engle is Chairman of the Board, and Mr. Mortenson is President and a Director, of Coronet. Messrs. Engle and Mortenson are also Directors of Normandy Insurance Agency, Inc., the 100% parent of Coronet. Mr. Engle is also Chairman of the Board and Chief Executive Officer, and Mr. Mortenson is President, Chief Operating Officer and a Director, of Telco Capital Corporation, an indirect parent of Coronet. Mr. Tierney is Senior Vice President and General Counsel of Telco Capital Corporation. Pursuant to the Note Purchase Agreement, Coronet purchased Notes (as defined in "Certain Transactions" below) in the aggregate principal amount of $1,200,000, which have been converted into 1,586,957 shares of Common Stock. At February 28, 1993, 1994 and 1995, the total principal and interest owed by the Company to Coronet under the Notes was $714,292, $408,167 and $-0-, respectively. See "Certain Transactions."

    Mr. Engle and Mr. Tierney resigned from the Board of Directors of the Company on August 24, 1995. Mr. Engle and Mr. Tierney resigned to pursue other interests, and not because of any disagreement with the Company's Board of Directors or management.

                              CERTAIN TRANSACTIONS

    The Company, until June 1994, leased its factory in Durango, Colorado, from Franklin E. Crail, Chairman of the Board of Directors, President and Treasurer of the Company. The lease, which commenced August 15, 1983, had a primary term of 10 years and was renewed for an additional five-year term in August 1993. Monthly rentals for the fiscal years ended February 28, 1993, 1994 and 1995 (through the date of purchase) were $7,750. The lease was a net lease under which the Company was required to pay real estate taxes, insurance and maintenance expenses. In fiscal years 1993, 1994 and 1995 (through the date of purchase), the Company paid Mr. Crail $93,000, $93,000 and $25,140, respectively, pursuant to the factory lease. The Company, in June 1994, as part of its facility expansion and financing program (see "Business -- Properties"), acquired from Mr. Crail the then existing facility at a price of $700,332. The Company believes that the terms of the lease with Mr. Crail and the terms of the purchase transaction were at least as favorable as those that could have been obtained from an independent third party.

    In November 1987, the Company's Board of Directors approved a Note Purchase Agreement (the "Note Purchase Agreement") dated November 16, 1987, and certain other agreements with Coronet pursuant to which, among other things, (i) the Company sold to Coronet 7% Convertible Secured Notes due November 16, 1997 in the aggregate principal amount of $1,100,000 (together with an additional $100,000 7% Convertible Secured Note due November 16, 1997 sold to Coronet in January 1989, the "Notes"); (ii) the Company agreed, as long as any Notes remained outstanding, to nominate and use its best efforts to elect to its Board of Directors three designees of Coronet (Coronet named Clyde Wm. Engle, Lee N. Mortenson and Gerald M. Tierney, Jr. as its three designees, and such persons were elected to the Company's Board of Directors in November 1987); and (iii) the Company granted Coronet certain registration rights with respect to shares of Common Stock issuable upon conversion of the Notes. See "Description of Capital Stock -- Registration Rights."

    Between December 31, 1989 and May 31, 1994, Coronet converted the Notes into an aggregate of 1,586,957 shares of Common Stock. Coronet completed such conversions by converting Notes in the aggregate principal amount of $400,000 into 432,376 shares of Common Stock on May 31, 1994. At February 28, 1993, 1994 and 1995, the total principal and interest owed by the Company to Coronet under the Notes was $714,292, $408,167 and $-0-, respectively. The Company paid interest on the Notes of $51,563, $50,121 and $12,250 during fiscal years 1993, 1994 and 1995 (through the date on which the final conversion occurred), respectively.

    Clyde Wm. Engle, a Director of the Company from 1987 to 1995, is Chairman of the Board of Coronet, and Lee N. Mortenson, a Director of the Company, is President and a Director of Coronet, and each is a Director and officer of certain affiliated corporations of Coronet. See "Management -- Compensation Committee Interlocks and Insider Participation." Gerald M. Tierney, Jr., a Director of the Company from 1987 to 1995, is Senior Vice President and General Counsel of Telco Capital Corporation, an indirect parent corporation of Coronet.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information, as of August 24, 1995, with respect to the shares of Common Stock beneficially owned (i) by each person known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) by each Director and each executive officer named in the Summary Compensation Table, and (iii) by Directors and executive officers of the Company as a group.

    Coronet is selling 500,000 of the 900,000 shares of Common Stock of the Company being sold in this Offering. Franklin E. Crail, Chairman of the Board, President and Treasurer of the Company, is selling 100,000 shares of Common Stock of the Company being sold in this Offering.

    Coronet has pledged to LaSalle National Bank of Chicago, Illinois, 1,401,857 of the 1,421,757 shares of Common Stock owned by Coronet (including all 500,000 shares being sold by Coronet in this Offering), representing 52.8% of the total outstanding shares as of August 24, 1995, to secure certain indebtedness to such bank. Coronet has retained voting rights with respect to these shares. An event resulting in foreclosure on the indebtedness could result in a change in control of the Company at a subsequent date.

    Mr. Crail has pledged to Coronet 337,766 shares of Common Stock (including the 100,000 shares being sold by Mr. Crail in this Offering), representing 12.7% of the total outstanding shares as of August 24, 1995, to secure personal indebtedness incurred to purchase such shares in 1987 from two previous owners. Mr. Crail has retained voting rights with respect to these shares. Mr. Crail has advised the Company that he intends to use the proceeds from the sale of his shares in the Offering to retire such indebtedness and obtain the release of the remaining shares from such pledge. If such repayment and release are not effected, an event resulting in foreclosure on the indebtedness could result in an increase in the control of the Company by Coronet at a subsequent date.


                                                SHARES BENEFICIALLY                           SHARES BENEFICIALLY
                                                    OWNED PRIOR                                   OWNED AFTER
                                                  TO THE OFFERING       NUMBER OF SHARES         THE OFFERING
NAME OF                                      -------------------------     TO BE SOLD      -------------------------
BENEFICIAL OWNER(1)                            NUMBER     PERCENT (%)    IN THE OFFERING     NUMBER     PERCENT (%)
-------------------------------------------  ----------  -------------  -----------------  ----------  -------------
Coronet Insurance Company (2)..............   1,421,257         53.5           500,000        921,257         31.1
Franklin E. Crail (3)......................     396,099         14.9           100,000        296,099         10.0
Ralph L. Nafziger (4)......................      36,000          1.3           --              36,000          1.2
Lee N. Mortenson (5).......................      10,000        *               --              10,000        *
Fred M. Trainor (5)........................      10,000        *               --              10,000        *
Everett A. Sisson..........................      --            *               --              --            *
Gerald A. Kien.............................      --            *               --              --            *
All executive officers and directors as a
 group (10 persons) (6)....................     558,365         19.9           100,000        458,365         14.8

------------------------
*    Amounts are less than one percent.
(1) The address of Coronet is 3500 West Peterson Avenue, Chicago, Illinois 60659. Mr. Crail's address is the same as the Company's address.
(2) All of the shares indicated as being owned by Coronet are held of record by Rocky Mountain Holdings Company, a wholly-owned subsidiary of Coronet, and may also be deemed to be beneficially owned by the following affiliates of
     Coronet: Normandy Insurance Agency, Inc., Sunstates Corporation, Wisconsin Real Estate Investment Trust, Hickory Furniture Company, Telco Capital Corporation, RDIS Corporation and Clyde Wm. Engle, a former director of the Company. This information is based on Forms 4 dated June 9, 1995, filed by Coronet and such affiliates with the Securities and Exchange Commission and on information provided to the Company by Coronet. The shares indicated as being owned by Coronet do not include the shares pledged to Coronet by Franklin E. Crail.
(3) Includes 337,766 shares pledged by Mr. Crail to Coronet as security for approximately $1.2 million due on promissory notes issued by Mr. Crail in connection with the purchase of those shares from two individuals.
(4) Mr. Nafziger has the right to acquire these shares through the exercise of options granted pursuant to the 1985 Plan.
(5) Includes 10,000 shares that Messrs. Mortenson and Trainor each have the right to acquire through the exercise of options granted pursuant to the Directors' Plan.
(6) Includes 143,000 shares which officers and Directors as a group have the right to acquire through the exercise of options granted pursuant to the 1985 Plan and the Directors' Plan.


    All of the registration expenses of Coronet in this Offering, except for the applicable underwriting discount and fees and expenses of counsel retained by Coronet, if any, will be borne by the Company pursuant to a prior agreement. See "Description of Capital Stock -- Registration Rights." The Company has not agreed to pay any expenses that may be incurred by Mr. Crail individually in connection with the Offering.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 7,250,000 shares of Common Stock, $0.03 par value per share, of which 2,657,499 shares are outstanding as of the date of this Prospectus, and 250,000 shares of preferred stock, $0.10 par value per share (the "Preferred Stock"), none of which are outstanding. The following description of the capital stock of the Company and certain provisions of the Company's Articles of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Articles of Incorporation and Bylaws, which have been filed or incorporated by reference as exhibits to the Company's Registration Statement of which this Prospectus is a part.

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, other than the election of Directors. With respect to the election of Directors, the Company's Articles of Incorporation provide for cumulative voting. Accordingly, a stockholder is entitled to the number of votes obtained by multiplying the number of Directors being elected by the number of shares of Common Stock owned by such stockholder, and the stockholder may cast all of those votes for a single nominee or divide them among any two or more nominees in any proportions desired. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, and are entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation. Holders of Common Stock have no preemptive, subscription or redemption rights.

PREFERRED STOCK

    Pursuant to its Articles of Incorporation, the Company is authorized to issue 250,000 shares of Preferred Stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium, or otherwise adversely affect the market price of the Common Stock.

REGISTRATION RIGHTS

    The Company granted to Coronet, which currently owns a majority of the Company's outstanding Common Stock, the right to require the Company, at the Company's expense, to register for public sale the shares of Common Stock acquired by Coronet pursuant to the conversion of the Notes, all of which have been converted by Coronet. Such "demand" registration rights, which apply to all of the 1,421,257 shares of Common Stock owned by Coronet, are exercisable by Coronet at any time. However, Coronet may not exercise the registration rights more than once in any consecutive 12-month period nor, after the Offering made hereby, more than two times in the aggregate, unless Coronet agrees to pay all the Company's costs and expenses in connection therewith. The Company also granted "piggyback" rights to Coronet entitling Coronet to participate in a registered offering of Common Stock by the Company in certain circumstances. The offering of 500,000 shares of Common Stock by Coronet pursuant to this Prospectus is being conducted as a result of an exercise by Coronet of its demand registration rights as described in this paragraph.

ANTI-TAKEOVER PROVISIONS

    The Board of Directors of the Company may issue Preferred Stock in one or more series and may designate dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock. It is not possible to state the effects of the issuance of Preferred Stock on the rights of the holders of Common Stock until the Board of Directors determines the specific rights of the holders of the

Preferred Stock. However, among other effects, the issuance of Preferred Stock, under certain circumstances, could make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium or otherwise adversely affect the market price of the Common Stock.

TRANSFER AGENT AND REGISTRAR

    American Securities Transfer, Inc. of Denver, Colorado is the Transfer Agent and Registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this Offering, the Company will have outstanding 2,957,499 shares (3,008,124 shares if the Underwriter's over-allotment option is exercised in full) of Common Stock assuming no stock options are exercised. Of these shares, all of the 900,000 shares (1,035,000 shares if the Underwriter's over-allotment option is exercised in full) sold in this Offering and 820,202 shares outstanding prior to this Offering will be freely transferable by persons other than "affiliates" of the Company without restriction under the Securities Act.

    The remaining 1,237,297 shares of Common Stock will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. Following satisfaction of the two-year holding period required by Rule 144, such restricted securities will be eligible for sale under Rule 144. The Company, the Selling Stockholders and the Company's executive officers and Directors have agreed not to offer to sell, sell or otherwise dispose of such shares for 180 days after the date of this Prospectus without the prior written consent of the Underwriter. See "Underwriting."

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), who has beneficially owned his or her shares for at least two years, including an "affiliate" of the Company (as that term is defined under the Securities Act), is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company or (ii) the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding each such sale. A person (or persons whose shares are required to be aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least three years, is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Affiliates, including members of the Board of Directors and senior management, continue to be subject to such limitations.

    All of the 921,257 shares of Common Stock that will be owned by Coronet upon completion of this offering are restricted securities within the meaning of Rule
144. Coronet, however, has the right at any time to require the Company to register, at the Company's expense, any or all of such shares for public sale, subject to its agreement not to sell during the 180-day period referred to in the preceding paragraph. See "Description of Capital Stock -- Registration Rights."

    No predictions can be made as to the effect, if any, that public sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, could have an adverse impact on the market price. See "Description of Capital Stock -- Preferred Stock."

                                  UNDERWRITING

    Piper Jaffray Inc. (the "Underwriter") has agreed, subject to the terms of the Purchase Agreement, to purchase 300,000 shares of Common Stock from the Company, 500,000 shares of Common Stock from Coronet and 100,000 shares of Common Stock from Franklin E. Crail. The Underwriter is committed to purchase and pay for all such shares if any are purchased.

    The Company has been advised by the Underwriter that it proposes to offer the shares to the public initially at the Price to Public set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ share. The Underwriter may allow and such dealers may reallow a concession not in excess of $ share on sales to certain other brokers and dealers. After the initial offering the Price to Public, concession and reallowance may be changed by the Underwriter.

    The Company and Coronet have granted to the Underwriter an option, exercisable during the 30-day period after the date of this Prospectus, under which the Underwriter may purchase up to an additional 50,625 shares and 84,375 shares of Common Stock from the Company and Coronet, respectively, at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus. The Underwriter may exercise the option only to cover over-allotments, if any.

    The Company and each Selling Stockholder have agreed to indemnify the Underwriter against certain liabilities, including civil liabilities under the Securities Act or to contribute to payments the Underwriter may be required to make in respect thereof.

    The Company, the Selling Stockholders and the Company's executive officers and Directors have agreed, for a period of 180 days after the date of the Purchase Agreement, not to directly or indirectly sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of Common Stock or any options or other rights to purchase any shares of Common Stock, without the prior written consent of the Underwriter, except for (i) sales to the Underwriter pursuant to the Purchase Agreement and (ii) in the case of the Company, sales in connection with the exercise of options granted prior to the date hereof pursuant to the Company's existing stock option plans.

    In connection with this Offering, the Underwriter and selling group members may engage in passive market making transactions in the Company's Common Stock on the Nasdaq National Market immediately prior to the commencement of the sales of the shares in this Offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of market makers not connected with this Offering and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period prior to the filing of this Prospectus with the Commission and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Thompson & Knight, A Professional Corporation, of Dallas, Texas. Certain legal matters in connection with this Offering will be passed upon for the Underwriter by Oppenheimer Wolff & Donnelly of Minneapolis, Minnesota.

                                    EXPERTS

    The financial statements of the Company at February 28, 1994 and 1995, and for each of the years in the three-year period ended February 28, 1995, have been included herein and in the Registration Statement in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares offered by this Prospectus, reference is made to the Registration Statement, including the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, of which this Prospectus is a part, together with such exhibits and schedules, may be obtained from the Commission's principal office in Washington, D.C., upon payment of the charges prescribed therefor by the Commission.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's following Regional Offices: Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60604 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Rocky Mountain Chocolate Factory, Inc.

    We have audited the accompanying balance sheets of Rocky Mountain Chocolate Factory, Inc. as of February 28, 1995 and 1994, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended February 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rocky Mountain Chocolate Factory, Inc. at February 28, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 1995, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Dallas, Texas
April 26, 1995

                     ROCKY MOUNTAIN CHOCOLATE FACTORY INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                                     FEBRUARY 28,
                                                                             ----------------------------      MAY 31,
                                                                                 1994           1995            1995
                                                                             ------------   -------------   -------------
                                                                                                             (UNAUDITED)
CURRENT ASSETS
  Cash and cash equivalents................................................  $    996,746   $     382,905   $   136,653
  Accounts and notes receivable-trade, less allowance for doubtful accounts of $49,280 and $48,366 at February 28, 1994 and 1995, respectively, and
   $57,827 at May 31, 1995.................................................       856,383       1,179,019     1,107,247
  Inventories..............................................................     1,084,344       1,687,016     1,618,353
  Deferred income taxes....................................................        57,406          68,586        68,586
  Other....................................................................        62,631         110,105       153,927
                                                                             ------------   -------------   -------------
    Total current assets...................................................     3,057,510       3,427,631     3,084,766
PROPERTY AND EQUIPMENT, at cost
  Land.....................................................................       --              122,558       122,558
  Building.................................................................       --            2,453,069     3,178,560
  Leasehold improvements...................................................     1,103,799         803,160       945,790
  Machinery and equipment..................................................     1,904,335       2,917,148     3,222,031
  Furniture and fixtures...................................................       603,362       1,086,282     1,364,181
  Transportation equipment.................................................        47,749         197,346       206,149
                                                                             ------------   -------------   -------------
                                                                                3,659,245       7,579,563     9,039,269
  Less accumulated depreciation and amortization...........................     1,485,180       1,690,118     1,843,605
                                                                             ------------   -------------   -------------
                                                                                2,174,065       5,889,445     7,195,664
OTHER ASSETS
  Notes and accounts receivable due after one year.........................        63,379         136,132       127,865
  Goodwill, net of accumulated amortization of $206,532 and $230,136 at
   February 28, 1994 and 1995, respectively, and $236,037 at May 31,
   1995....................................................................       383,468         359,864       353,963
  Due from officer.........................................................        40,110        --             --
  Other....................................................................       305,631         368,098       385,839
                                                                             ------------   -------------   -------------
                                                                                  792,588         864,094       867,667
                                                                             ------------   -------------   -------------
                                                                             $  6,024,163   $  10,181,170   $11,148,097
                                                                             ------------   -------------   -------------
                                                                             ------------   -------------   -------------
                                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt.....................................  $     96,109   $     182,852   $   176,135
  Accounts payable -- trade................................................       507,106         839,117       851,869
  Accrued compensation.....................................................       197,370         222,713       404,453
  Accrued liabilities......................................................       143,982         283,330       207,972
  Income taxes payable.....................................................       224,051         272,593       176,948
                                                                             ------------   -------------   -------------
    Total current liabilities..............................................     1,168,618       1,800,605     1,817,377
LONG-TERM DEBT, less current maturities....................................       604,020       2,313,895     3,022,405
DEFERRED INCOME TAXES......................................................       108,812         159,863       159,863

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  $1.00 cumulative convertible preferred stock-authorized 250,000 shares,
   $.10 par value; issued and outstanding, 14,954 and 14,610 shares at
   February 28, 1994 and 1995, respectively................................         1,496           1,462       --
  Common stock -- authorized 7,250,000 shares $.03 par value; issued
   2,186,335 and 2,634,289 shares at February 28, 1994 and 1995,
   respectively, and 2,648,802 shares at May 31, 1995......................        65,590          79,029        79,464
  Additional paid-in capital...............................................     4,197,838       4,700,527     4,675,528
  Retained earnings (accumulated deficit)..................................      (117,341)      1,130,522     1,398,193
                                                                             ------------   -------------   -------------
                                                                                4,147,583       5,911,540     6,153,185
  Less common stock held in treasury, at cost -- 4,428 and 4,303 shares at February 28, 1994 and 1995, respectively, and 4,303 shares at
   May 31, 1995............................................................         4,870           4,733         4,733
                                                                             ------------   -------------   -------------
                                                                                4,142,713       5,906,807     6,148,452
                                                                             ------------   -------------   -------------
                                                                             $  6,024,163   $  10,181,170   $11,148,097
                                                                             ------------   -------------   -------------
                                                                             ------------   -------------   -------------

        The accompanying notes are an integral part of these statements.

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

                              STATEMENTS OF INCOME

                                                                                                FOR THE THREE MONTHS
                                                         FOR THE YEARS ENDED FEBRUARY 28,          ENDED MAY 31,
                                                      --------------------------------------  ------------------------
                                                         1993         1994          1995         1994         1995
                                                      -----------  -----------  ------------  -----------  -----------
                                                                                                    (UNAUDITED)
REVENUES
  Sales.............................................  $ 5,561,008  $ 7,639,664  $ 11,427,700  $ 1,800,342  $ 3,023,797
  Franchise and royalty fees........................    1,437,195    1,721,570     2,188,434      584,858      695,982
                                                      -----------  -----------  ------------  -----------  -----------
                                                        6,998,203    9,361,234    13,616,134    2,385,200    3,719,779
COSTS AND EXPENSES
  Cost of sales.....................................    3,506,121    4,529,645     5,985,970      946,908    1,611,530
  Franchise costs...................................      929,273    1,008,517     1,376,820      317,978      449,533
  General and administrative........................      814,276      969,116     1,234,002      293,925      347,460
  Retail operating expenses.........................    1,180,030    1,571,360     2,749,511      522,356      828,166
  Loss on store closing.............................       65,249       31,930       --           --           --
                                                      -----------  -----------  ------------  -----------  -----------
                                                        6,494,949    8,110,568    11,346,303    2,081,167    3,236,689
                                                      -----------  -----------  ------------  -----------  -----------
  Operating profit..................................      503,254    1,250,666     2,269,831      304,033      483,090
OTHER INCOME (EXPENSE)
  Interest expense..................................     (101,520)     (87,929)     (152,592)     (21,146)     (61,838)
  Interest income...................................        5,178        9,681        22,580        4,765        7,022
                                                      -----------  -----------  ------------  -----------  -----------
                                                          (96,342)     (78,248)     (130,012)     (16,381)     (54,816)
                                                      -----------  -----------  ------------  -----------  -----------
  Income before income tax expense..................      406,912    1,172,418     2,139,819      287,652      428,274
INCOME TAX EXPENSE
  Current...........................................        3,000      259,226       749,516      119,879      160,603
  Deferred..........................................      --            51,405        39,871      --           --
                                                      -----------  -----------  ------------  -----------  -----------
                                                            3,000      310,631       789,387      119,879      160,603
                                                      -----------  -----------  ------------  -----------  -----------
NET INCOME..........................................      403,912      861,787     1,350,432      167,773      267,671
  Dividend requirements on preferred stock..........      119,725       88,733        14,610        3,653      --
                                                      -----------  -----------  ------------  -----------  -----------
INCOME ALLOCABLE TO COMMON STOCKHOLDERS.............  $   284,187  $   773,054  $  1,335,822  $   164,120  $   267,671
                                                      -----------  -----------  ------------  -----------  -----------
                                                      -----------  -----------  ------------  -----------  -----------
PRIMARY INCOME PER COMMON AND EQUIVALENT SHARE......  $       .18  $       .43  $        .51  $       .07  $       .10
                                                      -----------  -----------  ------------  -----------  -----------
                                                      -----------  -----------  ------------  -----------  -----------
  Weighted average and equivalent shares............    1,595,214    1,813,381     2,612,730    2,284,914    2,739,248
                                                      -----------  -----------  ------------  -----------  -----------
                                                      -----------  -----------  ------------  -----------  -----------
FULLY-DILUTED INCOME PER COMMON AND EQUIVALENT
 SHARE..............................................  $       .14  $       .32  $        .49  $       .07  $       .10
                                                      -----------  -----------  ------------  -----------  -----------
                                                      -----------  -----------  ------------  -----------  -----------
  Weighted average and equivalent shares............    2,459,152    2,533,530     2,725,690    2,712,971    2,748,224
                                                      -----------  -----------  ------------  -----------  -----------
                                                      -----------  -----------  ------------  -----------  -----------

        The accompanying notes are an integral part of these statements.

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                 FOR THE YEARS ENDED FEBRUARY 28,    FOR THE THREE
                                                 --------------------------------  MONTHS ENDED MAY
                                                    1993       1994       1995         31, 1995
                                                 ----------  ---------  ---------  -----------------
                                                                                      (UNAUDITED)
COMMON STOCK
Balance at beginning of period.................  $   46,355  $  46,868  $  65,590     $    79,029
  Conversion of 7% convertible notes to
   common......................................      --         12,495     12,972         --
  Conversion of preferred stock to common......         213      5,567         17             435
  Exercise of stock options....................         300        660        450         --
                                                 ----------  ---------  ---------  -----------------
Balance at the end of period...................      46,868     65,590     79,029          79,464
PREFERRED STOCK
Balance at beginning of period.................      12,423     11,973      1,496           1,462
  Conversion of preferred stock to common......        (450)   (10,477)       (34)         (1,308)
  Purchase and retirement of preferred stock...      --         --         --                (154)
                                                 ----------  ---------  ---------  -----------------
Balance at end of period.......................      11,973      1,496      1,462         --
ADDITIONAL PAID-IN CAPITAL
Balance at beginning of period.................   3,774,628  3,806,825  4,197,838       4,700,527
  Conversion of 7% convertible notes to
   common......................................      --        287,505    387,029         --
  Conversion of preferred stock to common......         237      4,909         17             873
  Exercise of stock options....................      30,950     97,589    114,280         --
  Sale of treasury stock.......................       1,010      1,010      1,363         --
  Purchase and retirement of preferred stock...      --         --         --             (25,872)
                                                 ----------  ---------  ---------  -----------------
Balance at end of period.......................   3,806,825  4,197,838  4,700,527       4,675,528
RETAINED EARNINGS (ACCUMULATED DEFICIT)
Balance at beginning of period.................  (1,383,040)  (979,128)  (117,341)      1,130,522
  Net income...................................     403,912    861,787  1,350,432         267,671
  Preferred stock dividends....................      --         --       (102,569)        --
                                                 ----------  ---------  ---------  -----------------
Balance at end of period.......................    (979,128)  (117,341) 1,130,522       1,398,193
TREASURY STOCK, AT COST
Balance at beginning of period.................      (5,750)    (5,310)    (4,870)         (4,733)
  Distribution of treasury stock...............         440        440        137         --
                                                 ----------  ---------  ---------  -----------------
Balance at end of period.......................      (5,310)    (4,870)    (4,733)         (4,733)
                                                 ----------  ---------  ---------  -----------------
                                                 $2,881,229  $4,142,713 $5,906,807    $ 6,148,452
                                                 ----------  ---------  ---------  -----------------
                                                 ----------  ---------  ---------  -----------------
COMMON SHARES
Balance at beginning of period.................   1,545,162  1,562,245  2,186,335       2,634,289
  Conversion of 7% convertible notes to
   common......................................      --        416,493    432,376         --
  Conversion of preferred stock to common......       7,083    185,597        578          14,513
  Exercise of stock options....................      10,000     22,000     15,000         --
                                                 ----------  ---------  ---------  -----------------
Balance at end of period.......................   1,562,245  2,186,335  2,634,289       2,648,802
PREFERRED SHARES
Balance at beginning of period.................     124,225    119,725     14,954          14,610
  Conversion of preferred stock to common......      (4,500)  (104,771)      (344)        (13,078)
  Purchase and retirement of preferred stock...      --         --         --              (1,532)
                                                 ----------  ---------  ---------  -----------------
Balance at end of period.......................     119,725     14,954     14,610         --
TREASURY SHARES
Balance at beginning of period.................       5,228      4,828      4,428           4,303
  Distribution of treasury stock...............        (400)      (400)      (125)        --
                                                 ----------  ---------  ---------  -----------------
Balance at end of period.......................       4,828      4,428      4,303           4,303
                                                 ----------  ---------  ---------  -----------------
                                                 ----------  ---------  ---------  -----------------

         The accompanying notes are an integral part of this statement.

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                               FOR THE THREE MONTHS
                                                          FOR THE YEARS ENDED FEBRUARY 28,         ENDED MAY 31,
                                                        ------------------------------------  -----------------------
                                                           1993        1994         1995         1994        1995
                                                        ----------  -----------  -----------  ----------  -----------
                                                                                                    (UNAUDITED)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income..........................................  $  403,912  $   861,787  $ 1,350,432  $  167,773  $   267,671
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization.....................     277,525      333,289      487,737      99,371      159,388
    Loss on store closing.............................      58,841       31,930      --           --          --
    Changes in operating assets and liabilities:
      Notes and accounts receivable...................    (220,046)    (143,873)    (117,236)    (86,888)      80,039
      Inventories.....................................      73,009     (261,520)    (602,672)    (46,566)      68,663
      Other assets....................................      68,506      (22,104)     (47,474)    (57,665)     (43,822)
      Accounts payable trade..........................     (59,716)     199,512      332,011     (17,762)      12,752
      Income taxes payable............................      --          224,051      121,134    (143,593)    (106,382)
      Deferred income taxes...........................      --           51,406       39,871       7,933      --
      Accrued liabilities.............................      54,245      122,009      153,954       8,901      117,119
                                                        ----------  -----------  -----------  ----------  -----------
        Net cash provided by (used in) operating
         activities...................................     656,276    1,396,487    1,717,757     (68,496)     555,428
                                                        ----------  -----------  -----------  ----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of other assets............................      --          (65,050)     (50,064)     46,433      (17,741)
  Purchase of property and equipment..................    (407,222)  (1,067,866)  (4,399,958)   (685,225)  (1,459,706)
  Disposition of property and equipment...............     165,856       29,242      --           --          --
                                                        ----------  -----------  -----------  ----------  -----------
        Net cash used in investing activities.........    (241,366)  (1,103,674)  (4,450,022)   (638,792)  (1,477,447)
                                                        ----------  -----------  -----------  ----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in line of credit........................    (350,000)     --           --          150,000      --
  Proceeds from issuance of long-term debt............     100,000      --         2,437,500      --          754,634
  Principal payments on long-term debt................     (65,505)     (87,967)    (270,882)      6,993      (52,842)
  Proceeds from exercise of stock options.............      31,250       98,248       52,876      10,737      --
  Dividends paid......................................      --          --          (102,570)    (87,960)     --
  Proceeds from sale of treasury stock................       1,450        1,450        1,500         137      --
  Purchase and retirement of preferred stock..........      --          --           --           --          (26,025)
                                                        ----------  -----------  -----------  ----------  -----------
        Net cash provided by (used in) financing
         activities...................................    (282,805)      11,731    2,118,424      79,907      675,767
                                                        ----------  -----------  -----------  ----------  -----------
        Net increase (decrease) in cash and cash
         equivalents..................................     132,105      304,544     (613,841)   (627,381)    (246,252)
                                                        ----------  -----------  -----------  ----------  -----------
        Cash and cash equivalents at beginning of
         period.......................................     560,097      692,202      996,746     996,746      382,905
                                                        ----------  -----------  -----------  ----------  -----------
        Cash and cash equivalents at end of period....  $  692,202  $   996,746  $   382,905  $  369,365  $   136,653
                                                        ----------  -----------  -----------  ----------  -----------
                                                        ----------  -----------  -----------  ----------  -----------
SUPPLEMENTARY DISCLOSURES:
  Interest paid.......................................  $   91,399  $    87,054  $   155,015  $   22,075  $    55,763
  Income taxes paid...................................      --            9,128      628,382     237,231      271,985
NON-CASH FINANCING ACTIVITIES:
  Issuance of 416,493 and 432,376 shares of Common
   Stock upon conversion of 7% convertible notes in
   1994 and 1995 respectively.........................  $   --      $   300,000  $   400,000  $   --      $   --
  Equipment purchase financed by debt.................      --          --            30,000      --          --

        The accompanying notes are an integral part of these statements.

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

                         NOTES TO FINANCIAL STATEMENTS

 (INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MAY 31, 1994 AND 1995
                                 IS UNAUDITED)

NOTE A -- SUMMARY OF ACCOUNTING POLICIES
    A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

BUSINESS

    The Company is engaged in the manufacturing, wholesaling and retailing of chocolate candy products.

INVENTORIES

    Inventories are states at the lower of cost or market. Cost is determined using the first-in, first-out method.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation and amortization are computed by the straight-line method based upon the estimated useful life of the asset (buildings -- 39 years, equipment -- 5 to 10 years). Leasehold improvements are amortized on a straight-line basis over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

AMORTIZATION OF GOODWILL

    Goodwill is amortized on a straight-line basis over twenty-five years. The Company evaluates the impairment of goodwill on the basis of whether goodwill is recoverable from the projected undiscounted net income before goodwill amortization of the related assets.

FRANCHISE AND ROYALTY FEES

    Franchise fee revenue is recognized upon completion of all significant initial services provided to the franchisee and upon satisfaction of all material conditions of the franchise agreement. In addition to the initial franchise fee, the Company received a royalty fee of 5% and a marketing and promotion fee of 1% of the store's gross sales.

CASH EQUIVALENTS

    Cash equivalents include cash in excess of daily requirements which is invested in various financial instruments having an original maturity of three months or less.

INCOME PER COMMON SHARE

    Primary income per common and common equivalent share is computed by dividing net income, adjusted for dividends on preferred stock, by the weighted average number of common and common equivalent shares, outstanding during the year. Common equivalent shares result from the assumed issuance of shares under the Company's Incentive Stock Option Plan when dilutive. Fully-diluted income per common share is computed as above and assumes conversion of convertible notes payable and cumulative preferred stock, when dilutive.

INTERIM STATEMENTS

    In the opinion of management, the unaudited interim financial statements as of May 31, 1995 and for the three-month periods ended May 31, 1994 and May 31, 1995 include all adjustments, consisting only of those of a normal recurring nature, necessary to present fairly the Company's financial position as of May 31, 1995 and the results of its operations and cash flows for the three-month periods ended May 31, 1994 and 1995. The results of operations for the three months ended May 31, 1995 are not necessarily indicative of the results to be expected for the full year.

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

 (INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MAY 31, 1994 AND 1995
                                 IS UNAUDITED)

NOTE B -- INVENTORIES
    Inventories consist of the following:

                                                                FEBRUARY 28,  FEBRUARY 28,
                                                                    1994          1995      MAY 31, 1995
                                                                ------------  ------------  ------------
Ingredients and supplies......................................  $    541,701  $    712,727  $    691,866
Finished candy................................................       542,643       974,289       926,487
                                                                ------------  ------------  ------------
                                                                $  1,084,344  $  1,687,016  $  1,618,353
                                                                ------------  ------------  ------------
                                                                ------------  ------------  ------------

NOTE C -- LINE OF CREDIT AND LONG-TERM DEBT

LINE OF CREDIT:

    At February 28, 1995 and May 31, 1995 the Company possessed a $1,000,000 line of credit from a bank, collateralized by accounts receivable and inventory. Draws may be made under the line at 75% of eligible accounts receivable. Interest on borrowings is at prime. Terms of the line require that the line be rested (that is, that there be no outstanding balance) for two periods of not less than 30 consecutive days during the term of the loan. There is no balance owed at February 28, 1995 or May 31, 1995 under the credit line. The credit line expires in July 1996.

LONG-TERM DEBT:

                                                                FEBRUARY 28,  FEBRUARY 28,
                                                                    1994          1995      MAY 31, 1995
                                                                ------------  ------------  ------------
7% convertible notes, semi-annual payments of interest only
 through November, 1997 when the principal is payable in full;
 collateralized by plant improvements and equipment...........   $  400,000   $    --       $    --
Note payable under 60-month term, monthly installments of
 $3,110 through March 1998; interest rate variable at bank
 base rate (8.95% at February 28, 1995); collateralized by
 machinery, equipment, furniture and fixtures.................      127,259        --            --
Chattel mortgage note payable in monthly installments of
 $9,247 through August 2004; including interest at 8.25% per annum; collateralized by machinery, equipment, furniture and
 fixtures                                                            --            711,689       698,134
Real estate mortgage note payable in monthly installments of
 $14,506 through August, 2004; interest rate of 8.25%;
 collateralized by factory building...........................       --          1,660,275     1,651,287
Capital lease obligation, 60-month term, payable in monthly
 installments of $3,503 through June 1996; interest imputed at
 11.04%.......................................................      109,214         66,070        45,818
Chattel mortgage note payable in monthly installments of
 $25,882 through June 2000; interest at 10.0% per annum;
 collateralized by machinery, equipment, furniture and
 fixtures.....................................................       --            --            754,634

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

 (INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MAY 31, 1994 AND 1995
                                 IS UNAUDITED)

NOTE C -- LINE OF CREDIT AND LONG-TERM DEBT (CONTINUED)

                                                                FEBRUARY 28,  FEBRUARY 28,
                                                                    1994          1995      MAY 31, 1995
                                                                ------------  ------------  ------------
Promissory note payable in monthly installments of $1,000
 through June 1996, when entire outstanding principal balance is due; non-interest bearing; collateralized by equipment
 purchased from note holder...................................       --             21,000        18,000
Chattel mortgage note payable in monthly installments of
 $2,746 through May 1996; including interest at 13.46% per
 annum collateralized by equipment............................       63,656         37,713        30,667
                                                                ------------  ------------  ------------
                                                                    700,129      2,496,747     3,198,540
Less current maturities.......................................       96,109        182,852       176,135
                                                                ------------  ------------  ------------
                                                                 $  604,020   $  2,313,895  $  3,022,405
                                                                ------------  ------------  ------------
                                                                ------------  ------------  ------------

    The 7% convertible notes were convertible at the option of the payee into shares of Common Stock of the Company at conversion prices determined by formulas based upon the market price of the Common Stock. In addition, certain registration rights were granted with respect to the Common Stock into which the notes are convertible. The payee is the principal stockholder of the Company. Interest expense on these notes during the three years ended February 28, 1995 (including amortization of deferred loan costs) was $12,250, $50,121 and $51,563 respectively. On May 31, 1994 the remaining $400,000 of notes were converted by the holder into 432,376 shares of Common Stock. If the conversion had occurred on March 1, 1994, primary income per share for the year ended February 28, 1995 would have been $.49 per share.

    Maturities of long-term debt are as follows:

Year-ending February 28,
  1996..........................................................  $  182,852
  1997..........................................................     135,130
  1998..........................................................     109,186
  1999..........................................................     118,543
  2000..........................................................     128,701
  Thereafter....................................................   1,822,335
                                                                  ----------
                                                                  $2,496,747
                                                                  ----------
                                                                  ----------

NOTE D -- OPERATING LEASES
    The Company conducts its retail sales operations in facilities leased under five to 10 year noncancelable operating leases. There are options to renew some leases for an additional five years at increased monthly rentals. The majority of the leases provide for contingent rentals based on sales in excess of predetermined base levels.

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

 (INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MAY 31, 1994 AND 1995
                                 IS UNAUDITED)

NOTE D -- OPERATING LEASES (CONTINUED)
    The following is a schedule by year of future minimum rental payments required under such leases:

Year-ending February 28,
  1996..........................................................  $  461,789
  1997..........................................................     475,149
  1998..........................................................     477,539
  1999..........................................................     419,377
  2000..........................................................     312,709
  Thereafter....................................................     406,988
                                                                  ----------
                                                                  $2,553,551
                                                                  ----------
                                                                  ----------

    In some instances, in order to retain the right to site selection, or because of requirements imposed by the lessor, the Company leases space for its proposed franchised stores. When a franchise is sold, the space is subleased to the franchisee, who is responsible for the monthly rent and other obligations under the lease. The Company's liability as primary lessee on sublet franchised store locations, all of which is offset by sublease rentals, is as follows:

Year-ending February 28,
  1996..........................................................  $  982,780
  1997..........................................................     822,435
  1998..........................................................     597,762
  1999..........................................................     491,609
  2000..........................................................     384,272
  Thereafter....................................................     417,425
                                                                  ----------
                                                                  $3,696,283
                                                                  ----------
                                                                  ----------

    The following is a schedule of lease expense for all operating leases:

                                                                                THREE MONTHS ENDED MAY
                                              YEARS ENDED FEBRUARY 28,                   31,
                                       --------------------------------------  ------------------------
                                          1993         1994          1995         1994         1995
                                       -----------  -----------  ------------  -----------  -----------
Minimum rentals......................  $   625,586  $   748,510  $  1,042,235  $   237,368  $   328,435
Less sublease rentals................     (316,795)    (422,292)     (663,457)    (165,861)    (218,720)
Contingent rentals...................       21,154       23,045        33,040       23,111       44,820
                                       -----------  -----------  ------------  -----------  -----------
                                       $   329,945  $   349,263  $    411,818  $    94,618  $   154,535
                                       -----------  -----------  ------------  -----------  -----------
                                       -----------  -----------  ------------  -----------  -----------

NOTE E -- RELATED PARTY LEASE
    Until June 1994, the Company leased land and its factory building under a ten year operating lease with the President of the Company for a monthly rental of $7,750. On June 2, 1994, the Company acquired the land and building from the President at a price of $700,332.

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

 (INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MAY 31, 1994 AND 1995
                                 IS UNAUDITED)

NOTE F -- INCOME TAXES
    Income tax expense is composed of the following:

                                                                                  THREE MONTHS ENDED MAY
                                                   YEARS ENDED FEBRUARY 28,                31,
                                               ---------------------------------  ----------------------
                                                 1993        1994        1995        1994        1995
                                               ---------  ----------  ----------  ----------  ----------
Federal
  Current....................................  $   3,000  $  216,899  $  658,061  $  105,496  $  139,189
  Deferred...................................     --          51,405      39,871      --          --
State........................................     --          42,327      91,455      14,383      21,414
                                               ---------  ----------  ----------  ----------  ----------
                                               $   3,000  $  310,631  $  789,387  $  119,879  $  160,603
                                               ---------  ----------  ----------  ----------  ----------
                                               ---------  ----------  ----------  ----------  ----------

    A reconciliation of the statutory federal income tax rate and the effective rate as a percentage of pretax income is as follows:

                                                                                      THREE MONTHS
                                                         YEARS ENDED FEBRUARY 28,     ENDED MAY 31,
                                                        --------------------------   ---------------
                                                         1993      1994      1995     1994     1995
                                                        -------   -------   ------   ------   ------
Statutory rate........................................   34.0%     34.0%    34.0%    34.0%    34.0%
Goodwill amortization.................................    1.4        .7       .4       .7       .5
Reduction in valuation allowance......................  (35.0)    (11.1)     --       --       --
State income taxes, net of federal benefit............   --         3.6      2.8      3.3      3.3
Other.................................................     .3       (.7)     (.3)     3.7      (.3)
                                                        -------   -------   ------   ------   ------
                                                           .7%     26.5%    36.9%    41.7%    37.5%
                                                        -------   -------   ------   ------   ------
                                                        -------   -------   ------   ------   ------

    The components of deferred income taxes at February 28, 1995 and 1994 are as follows:

DEFERRED TAX ASSET                                                       1994         1995
--------------------------------------------------------------------  -----------  -----------
Allowance for doubtful accounts.....................................  $    19,430  $    18,863
Accrued compensation................................................       37,976       49,723
Deferred lease rentals..............................................        7,660       12,753
                                                                      -----------  -----------
    Net deferred tax asset..........................................  $    65,066  $    81,339
                                                                      -----------  -----------
                                                                      -----------  -----------


DEFERRED TAX LIABILITIES
--------------------------------------------------------------------
Depreciation........................................................  $  (116,472) $  (172,616)
                                                                      -----------  -----------
                                                                      -----------  -----------

NOTE G -- PREFERRED STOCK
    Each share of the $1.00 Cumulative Convertible Preferred Stock (""Preferred Stock") was entitled to a cumulative annual dividend of $1.00 and was convertible into Common Stock at $9.00 per share of Common Stock with each share of Preferred Stock being valued at $10.00 for the purpose of such conversion. The conversion price was subject to adjustment in certain events. The value of each share of Preferred Stock for the purpose of conversion was increased by the amount of all unpaid cumulative dividends.

    The Preferred Stock was redeemable at the option of the Company at a call price of $10.20 per share plus cumulative dividends. At February 28, 1995, cumulative dividends of $.16 per share ($2,338) remained unpaid.

    On February 15, 1995, the Company called for redemption at March 17, 1995 all outstanding shares of its Preferred Stock at a redemption price of $10.41, including $.21 in unpaid, accrued dividends. As of

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

 (INFORMATION PERTAINING TO THE THREE-MONTH PERIODS ENDED MAY 31, 1994 AND 1995
                                 IS UNAUDITED)

NOTE G -- PREFERRED STOCK (CONTINUED)
February 28, 1995, 14,610 shares of Preferred Stock had not been converted; and, as of March 17, 1995, all Preferred shares had been converted or redeemed by the Company and Rocky Mountain Chocolate Factory Preferred Stock was de-listed from the Nasdaq Market System.

NOTE H -- STOCK OPTION PLANS
    Under the Incentive Stock Option Plan and Nonqualified Stock Option Plan for Nonemployee Directors, options to purchase up to 215,000 and 60,000 shares, respectively, of the Company's Common Stock may be granted at prices no less than market value at date of grant. At May 31, 1995, there were options for 186,000 shares outstanding under these plans, which expire, if not exercised, in July 1995 through June 24, 2002. Options for 186,000 shares were exercisable at May 31, 1995.

    The following table sets forth the option activity for the years ended February 28, 1994 and 1995 and the three months ended May 31, 1995:

                                                                   OPTION PRICE
YEAR ENDED FEBRUARY 28, 1994                            SHARES      PER SHARE        TOTAL
-----------------------------------------------------  ---------  --------------  ------------
Balance at beginning of year.........................    163,000  $   3.125-5.25  $    611,000
Exercised............................................    (22,000)     3.125-5.25       (74,750)
                                                       ---------  --------------  ------------
Balance at end of year...............................    141,000  $   3.125-5.25  $    536,250
                                                       ---------                  ------------
                                                       ---------                  ------------


YEAR ENDED FEBRUARY 28, 1995
-----------------------------------------------------
Balance at beginning of year.........................    141,000  $   3.125-5.25  $    536,250
Granted..............................................     66,000           13.50       891,000
Forfeited............................................     (6,000)          13.50       (81,000)
Exercised............................................    (15,000)     3.125-4.00       (38,475)
                                                       ---------  --------------  ------------
Balance at end of year...............................    186,000  $  3.125-13.50  $  1,307,775
                                                       ---------                  ------------
                                                       ---------                  ------------

THREE MONTHS ENDED MAY 31, 1995
-----------------------------------------------------
Balance at beginning of year.........................    186,000  $  3.125-13.50  $  1,307,775
Granted..............................................     --            --             --
Forfeited............................................     --            --             --
Exercised............................................     --            --             --
                                                       ---------  --------------  ------------
Balance at end of period.............................    186,000  $  3.125-13.50  $  1,307,775
                                                       ---------                  ------------
                                                       ---------                  ------------

NOTE I -- SEGMENT INFORMATION
    The Company operates in only one industry segment. All significant revenues relate to sales of its products through Company operated and franchised retail stores.

NOTE J -- SUPPLEMENTAL EARNINGS PER COMMON SHARE
    Supplemental primary and fully-diluted earnings per common share were $0.53 and $0.51, respectively, for the year ended February 28, 1995. For the three months in the period ended May 31, 1995, supplemental primary and fully-diluted earnings per share were $0.10. Supplemental earnings per common share are calculated assuming that retirement of debt ($1,500,000) with the proceeds of the offering of common stock had occurred at the beginning of the respective periods. The weighted average shares outstanding used for this calculation were 2,706,774 and 2,819,734, respectively, for the year ended February 28, 1995 and 2,833,292 for the three months in the period ended May 31, 1995.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           5
Use of Proceeds................................           8
Dividend Policy................................           8
Price Range of Common Stock....................           8
Capitalization.................................           9
Selected Financial Data........................          10
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          11
Business.......................................          18
Management.....................................          29
Certain Transactions...........................          33
Principal and Selling Stockholders.............          33
Description of Capital Stock...................          35
Shares Eligible for Future Sale................          36
Underwriting...................................          37
Legal Matters..................................          37
Experts........................................          37
Additional Information.........................          38
Financial Statements...........................         F-1

                                 900,000 SHARES

                                     [LOGO]

                                 ROCKY MOUNTAIN
                            CHOCOLATE FACTORY, INC.

                                  COMMON STOCK

                             ---------------------

                              P R O S P E C T U S

                             ---------------------

                                     [LOGO]
                                           , 1995

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, incurred or to be incurred in connection with the sale of the Common Stock being registered (all amounts are estimated except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq Listing
Fees) all of which will be paid by the Registrant:

SEC Registration Fee..............................................  $   6,425
NASD Filing Fee...................................................      2,363
Nasdaq Listing Fees...............................................      7,013
Blue Sky Qualification Fees and Expenses (including legal
 expenses)........................................................      5,000
Accounting Fees and Expenses......................................     40,000
Legal Fees and Expenses...........................................    125,000
Transfer Agent and Registrar Fees.................................      5,000
Printing and Engraving............................................     40,000
Miscellaneous.....................................................     19,199
                                                                    ---------
  Total...........................................................  $ 250,000
                                                                    ---------
                                                                    ---------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article XII of the Registrant's Articles of Incorporation, as amended, provides as follows:

        The personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director is limited to the full extent provided by Colorado law.


    Article IX of the Registrant's Bylaws provides that the Company shall indemnify directors, officers, employees and agents in accordance with Colorado law. The Bylaws also authorize the Company to purchase and maintain insurance on behalf of such persons regardless of whether the Company would have the power to indemnify for the liability insured against.


    Article 109 of the Colorado Business Corporation Act allows a corporation to indemnify its officers, directors, employees and agents against liability incurred because such person is or was an officer, director, employee or agent if such person, (i) conducted himself or herself in good faith; (ii) reasonably believed, (x) in the case of conduct in an official capacity with the corporation, that his or conduct was in the best interests of the corporation (or employee benefit plan, if applicable), or (y) in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and
(iii) in the case of any criminal proceeding, such person had no reasonable cause to believe the conduct was unlawful.

    A corporation is prohibited from indemnifying an officer, director, employee of agent if such person was adjudged liable to the corporation or was adjudged liable on the basis that he or she derived an improper personal benefit.

    A corporation is required to indemnify an officer, director, employee or agent if such person was wholly successful, on the merits or otherwise, in defense of any proceeding to which such person was a party, against reasonable expenses incurred by him or her in connection with the proceeding.

    Article 109 also contains provisions relating to the advancement of expenses, petitioning the court for indemnification, authorization of indemnification by disinterested parties and notice to shareholders of indemnification.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    The following information relates to all securities sold by the Registrant within the past three years and not registered under the Securities Act of 1933 (the "Securities Act").

    The only securities sold by the Registrant within the past three years and not registered under the Securities Act have been connection with the exercise of employee stock options granted to certain key employees of the Registrant pursuant to the Registrant's 1985 Incentive Stock Option Plan. During fiscal year 1994, four employees of the Company exercised stock options for the purchase of a total of 22,000 shares of Common Stock at an average exercise price of $3.40 per share. During fiscal year 1995, three employees of the Company exercised stock options for the purchase of a total of 15,000 shares of Common Stock at an average exercise price of $3.53 per share.

    On November 20, 1987, the Company's Board of Directors approved a Note Purchase Agreement (the "Note Purchase Agreement") dated November 16, 1987, and certain other agreements with the Selling Stockholders and in connection therewith, among other things, sold to the Selling Stockholders the Company's 7% Convertible Secured Notes due November 16, 1997, in the aggregate principal amount of $1,100,000. In addition, in January 1989, the Company's Board of Directors approved the sale to the Selling Stockholders of an additional 7% Convertible Secured Note due November 16, 1997, in the principal amount of $100,000 (together with the notes sold on November 16, 1987, the "Notes"). The Selling Stockholders has converted all of the Notes into an aggregate of 1,586,957 shares of common stock. In fiscal years 1993, 1994 and 1995, the number of shares of Common Stock issued to the Selling Stockholders pursuant to conversions of Notes were -0-, 416,493 and 432,376 shares, respectively.

    In addition, the Company has issued stock bonuses to certain of its franchisees that were selected by the Company as "Franchisees of the Year." In the 1993, 1994 and 1995 fiscal years, the number of shares of Common Stock issued to franchisees pursuant to this program were 400, 400 and 125 shares, respectively. In addition, on May 31, 1995, 150 shares of Common Stock were issued to a franchisee pursuant to this program.

    Each of the transactions described above was conducted in reliance upon the exemption from registration provided in Section 3(a)(9) or Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. Each of the certificates representing the Registrant's securities issued in connection with such transactions contains a restrictive legend, as appropriate, and no underwriters participated in such transactions.

    No other sales of unregistered securities were made by the Registrant during the past three-year period.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)  Exhibits.


 EXHIBIT
 NUMBER                                            DESCRIPTION
---------  --------------------------------------------------------------------------------------------
     1.1   Revised form of Purchase Agreement
     3.1   Articles of Incorporation, as amended
     3.2   Bylaws, as amended on June 10, 1987
     4.1   Form of Statement of Designation  of Series and Determination  of Rights and Preferences  of
           $1.00  Cumulative Convertible Preferred Stock,  as amended (no shares  of such series remain outstanding)
     4.2   Specimen Preferred Stock Certificate
     4.3   Specimen Common Stock Certificate
     4.8   Working Capital Loan Agreement dated October 17, 1991 between Registrant and Burns  National
           Bank of Durango (Amended by agreements provided as Exhibits 4.12, 4.16, 4.18 and 4.19 below)
     4.10  Lease agreement dated July 19, 1991 between Registrant and Ford Equipment Leasing Company
     4.11  Installment note dated August 23, 1991 between Registrant and Textron Financial Corp.

 EXHIBIT
 NUMBER                                            DESCRIPTION
---------  --------------------------------------------------------------------------------------------
     4.12  Change in Terms Agreement (to Working Capital Loan Agreement dated October 17, 1991 filed as
           Exhibit 4.8) dated October 17, 1994
     4.13  Letters  of commitment  from financial institutions  supporting commitment  of $3,500,000 in financing
     4.14  Chattel Mortgage Loan Agreement dated June 2, 1994 for $750,000 between Registrant and First
           National Bank of Farmington
     4.15  Real Estate Mortgage Loan Agreement dated June 2, 1994 for $1,687,500 between Registrant and
           First National Bank of Farmington
     4.16  Change in Terms Agreement (to Working Capital Loan Agreement dated October 17, 1991 filed as
           Exhibit 4.8) dated April 12, 1995
     4.17  Chattel Mortgage Loan Agreement dated April  12, 1995 for $1,500,000 between Registrant  and
           First National Bank of Farmington
     4.18  Third  Amendment  to Loan  Agreement dated  April  12, 1995  (amending Working  Capital Loan
           Agreement dated October 17, 1991 filed as Exhibit 4.8)
     4.19  Change in Terms Agreement (to Working Capital Loan Agreement dated October 17, 1991 filed as
           Exhibit 4.8) dated July 17, 1995
     5.1   Opinion of Thompson & Knight, A Professional Corporation
    10.1   Form of Stock Option Agreement for Incentive Stock Option Plan
    10.2   Incentive Stock Option Plan of Registrant as amended July 27, 1990
    10.4   Current form of franchise agreement
    10.5   Form of Real Estate Lease between Registrant as Lessee and franchisee as Sublessee
    10.7   Form of Nonqualified Stock Option Agreement for Nonemployee Directors for Registrant
    10.8   Nonqualified Stock Option Plan for Nonemployee Directors of Registrant, as amended
    10.9   1995 Stock Option Plan of Registrant
    10.10  Forms of Incentive Stock Option Agreement for 1995 Stock Option Plan
    10.11  Forms of Nonqualified Stock Option Agreement for 1995 Stock Option Plan
    11.1   Statement re computation of per share earnings
    23.1   Consent of Grant Thornton LLP
    23.2   Consent of Thompson & Knight, A Professional Corporation (included in their opinion filed as
           Exhibit 5.1)
    24.1   Powers of Attorney (included on Page II-5)

    (b)  Financial Statement Schedules

Report of Independent Certified Public Accountants on Schedule

Schedule II -- Valuation and Qualifying Accounts

    All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant also hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, Rocky Mountain Chocolate Factory, Inc. has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Durango, Colorado, on September 14, 1995.


                                          ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.


                                       By:         /s/ FRANKLIN E. CRAIL


                                          --------------------------------------
                                                    FRANKLIN E. CRAIL
                                          CHAIRMAN OF THE BOARD OF DIRECTORS AND
                                                         PRESIDENT


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                    SIGNATURE                                 TITLE                   DATE
--------------------------------------------------  -------------------------  ------------------

                                                    Chairman of the Board of
              /s/ FRANKLIN E. CRAIL                  Directors, President,
   -------------------------------------------       Treasurer and Director    September 14, 1995
                Franklin E. Crail                    (principal executive
                                                     officer)

             /s/ LAWRENCE C. REZENTES               Vice President -- Finance
   -------------------------------------------       (principal financial and  September 14, 1995
               Lawrence C. Rezentes                  accounting officer)

                LEE N. MORTENSON*
   -------------------------------------------      Director                   September 14, 1995
                Lee N. Mortenson*

                RALPH L. NAFZIGER*                  Vice President --
   -------------------------------------------       Manufacturing and         September 14, 1995
                Ralph L. Nafziger*                   Director

                 FRED M. TRAINOR*
   -------------------------------------------      Director                   September 14, 1995
                 Fred M. Trainor*

                 GERALD A. KIEN*
   -------------------------------------------      Director                   September 14, 1995
                 Gerald A. Kien*

                EVERETT A. SISSON*
   -------------------------------------------      Director                   September 14, 1995
                Everett A. Sisson*

*By:       /s/ FRANKLIN E. CRAIL
   -------------------------------------------
                Franklin E. Crail,
  Attorney-in-fact pursuant to power of attorney
  included on page II-5 of original Registration
                    Statement

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SCHEDULE

Board of Directors
Rocky Mountain Chocolate Factory, Inc.

    In connection with our audits of the financial statements of Rocky Mountain Chocolate Factory, Inc. referred to in our report dated April 26, 1995, which is included in the Prospectus constituting Part I of this Registration Statement, we have also audited Schedule II for each of the three years in the period ended February 28, 1995. In our opinion, this Schedule presents fairly, in all material respects, the information required to be set forth therein.

GRANT THORNTON LLP
Dallas, Texas
April 26, 1995

                                                                     SCHEDULE II

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                       VALUATION AND QUALIFYING ACCOUNTS
                 YEARS ENDED FEBRUARY 28, 1993, 1994, AND 1995

                                                               BALANCE AT                               BALANCE AT
                                                                BEGINNING   CHARGED TO    DEDUCTIONS      END OF
DESCRIPTION                                                     OF PERIOD   OPERATIONS        (1)         PERIOD
-------------------------------------------------------------  -----------  -----------  -------------  -----------
Year ended February 28, 1993
 Allowance for doubtful accounts.............................   $  10,324    $  11,961     $   8,922     $  13,363
Year ended February 28, 1994
 Allowance for doubtful accounts.............................   $  13,363    $  55,369     $  19,452     $  49,280
Year ended February 28, 1995
 Allowance for doubtful accounts.............................   $  49,280    $  60,000     $  60,914     $  48,366
Notes

------------------------
(1)  Accounts deemed to be uncollectible.

                               INDEX TO EXHIBITS


 EXHIBIT
 NUMBER                        DESCRIPTION                                 INCORPORATED BY REFERENCE TO
---------  ---------------------------------------------------  ---------------------------------------------------
 1.1       Revised form of Purchase Agreement                   Filed herewith

 3.1       Articles of Incorporation, as amended                Exhibit 3.1 to Current Report on Form 8-K filed on
                                                                August 1, 1988

 3.2       Bylaws, as amended on June 10, 1987                  Exhibit 3.2 to the Annual Report on Form 10-K of
                                                                the Registrant for the fiscal year ended February
                                                                28, 1987

 4.1       Form of Statement of Designation of Series and       Exhibit 4.1 to Amendment No. 1 of Registration
           Determination of Rights and Preferences of $1.00     Statement on Form S-18 (No. 33-2016-D); and Exhibit
           Cumulative Convertible Preferred Stock, as amended   4.1 to Amendment No. 3 of Registration Statement on
           (no shares of such series remain outstanding)        Form S-18 (No. 33-2016-D)

 4.2       Specimen Preferred Stock Certificate                 Exhibit 4.2 to Amendment No. 2 of Registration
                                                                Statement on Form S-18 (No. 33-2016-D)

 4.3       Specimen Common Stock Certificate                    Exhibit 4.1 to Current Report on Form 8-K filed on
                                                                August 1, 1988

 4.8       Working Capital Loan Agreement dated October 17,     Exhibit 4.8 to Annual Report on Form 10-K for the
           1991 between Registrant and Burns National Bank of   fiscal year ended February 29, 1992
           Durango (Amended by agreements provided as Exhibits
           4.12, 4.16, 4.18 and 4.19 below)

 4.10      Lease agreement dated July 19, 1991 between          Exhibit 4.10 to Annual Report on Form 10-K for the
           Registrant and Ford Equipment Leasing Company        fiscal year ended February 29, 1992

 4.11      Installment note dated August 23, 1991 between       Exhibit 4.11 to Annual Report on Form 10-K for the
           Registrant and Textron Financial Corp.               fiscal year ended February 29, 1992

 4.12      Change in Terms Agreement (to Working Capital Loan   Exhibit 4.12 to Annual Report on Form 10-KSB for
           Agreement dated October 17, 1991 filed as Exhibit    the fiscal year ended February 28, 1994
           4.8) dated October 17, 1994

 4.13      Letters of commitment from financial institutions    Exhibit 4.13 to Annual Report on Form 10-KSB for
           supporting commitment of $3,500,000 in financing     the fiscal year ended February 28, 1994

 4.14      Chattel Mortgage Loan Agreement dated June 2, 1994   Exhibit 4.14 to Annual Report on Form 10-K for the
           for $750,000 between Registrant and First National   fiscal year ended February 28, 1995
           Bank of Farmington

 4.15      Real Estate Mortgage Loan Agreement dated June 2,    Exhibit 4.15 to Annual Report on Form 10-K for the
           1994 for $1,687,500 between Registrant and First     fiscal year ended February 28, 1995
           National Bank of Farmington

 4.16      Change in Terms Agreement (to Working Capital Loan   Exhibit 4.16 to Annual Report on Form 10-K for the
           Agreement dated October 17, 1991 filed as Exhibit    fiscal year ended February 28, 1995
           4.8) dated April 12, 1995

 EXHIBIT
 NUMBER                        DESCRIPTION                                 INCORPORATED BY REFERENCE TO
---------  ---------------------------------------------------  ---------------------------------------------------
 4.17      Chattel Mortgage Loan Agreement dated April 12,      Exhibit 4.17 to Annual Report on Form 10-K for the
           1995 for $1,500,000 between Registrant and First     fiscal year ended February 28, 1995
           National Bank of Farmington

 4.18      Third Amendment to Loan Agreement dated April 12,    Previously filed with Registration Statement
           1995 (amending Working Capital Loan Agreement dated
           October 17, 1991 filed as Exhibit 4.8)

 4.19      Change in Terms Agreement (to Working Capital Loan   Previously filed with Registration Statement
           Agreement dated October 17, 1991 filed as Exhibit
           4.8) dated July 17, 1995

 5.1       Opinion of Thompson & Knight, A Professional         Previously filed with Registration Statement
           Corporation

10.1       Form of Stock Option Agreement for Incentive Stock   Exhibit 10.3 to Annual Report on Form 10-K for the
           Option Plan                                          fiscal year ended February 28, 1986

10.2       Incentive Stock Option Plan of Registrant as         Exhibit 10.2 to Annual Report on Form 10-K for the
           amended July 27, 1990                                fiscal year ended February 28, 1991

10.4       Current form of franchise agreement                  Exhibit 10.4 to Annual Report on Form 10-K for the
                                                                fiscal year ended February 28, 1995

10.5       Form of Real Estate Lease between Registrant as      Exhibit 10.7 to Registration Statement on Form S-18
           Lessee and franchisee as Sublessee                   (No. 33-2016-D)

10.7       Form of Nonqualified Stock Option Agreement for      Previously filed with Registration Statement
           Nonemployee Directors for Registrant

10.8       Nonqualified Stock Option Plan for Nonemployee       Previously filed with Registration Statement
           Directors of Registrant, as amended

10.9       1995 Stock Option Plan of Registrant                 Previously filed with Registration Statement

10.10      Forms of Incentive Stock Option Agreement for 1995   Previously filed with Registration Statement
           Stock Option Plan

10.11      Forms of Nonqualified Stock Option Agreement for     Previously filed with Registration Statement
           1995 Stock Option Plan

11.1       Statement re computation of per share earnings       Exhibit 11.1 to Annual Report on Form 10-K for the
                                                                fiscal year ended February 28, 1995 and Exhibit
                                                                11.1 to Quarterly Report on Form 10-Q for the
                                                                quarter ended May 31, 1995

23.1       Consent of Grant Thornton LLP                        Filed herewith

23.2       Consent of Thompson & Knight, A Professional
           Corporation (included in their opinion filed as Exhibit 5.1)

24.1       Powers of Attorney (included on Page II-5 of
           Registration Statement as originally filed)

                                                            Appendix A.
                                                            -----------

FRONT COVER PAGE OF PROSPECTUS

The front cover page of the prospectus contains a light color background that reflects an artist's rendering of an old fashioned chocolate factory. Supplies are shown arriving by barge and wagon and a farm and mountains appear in the background.

PAGE 2 OF PROSPECTUS:

Page 2 of the prospectus contains four color pictures: a store operator pouring hot fudge on a marble cooling table while customers observe; a typical store front for an outlet mall location; a plate of chocolates; and a typical store front at a tourist location.

This page opens up into a gatefold which contains a number of color pictures. The page that folds out from the cover page of the prospectus shows (clockwise from the upper left) caramel apples, fudge, strawberries dipped in chocolate and truffles.

The page to the left of page 2 contains two color pictures (one above the other) of the inside of a typical store. Each picture shows, in a Victorian decor, the counters, crates and barrels in which products are displayed.

INSIDE BACK COVER PAGE OF PROSPECTUS

The inside back cover page of the prospectus shows a cup of coffee in the center surrounded by containers of coffee and sauces, truffles, chocolates, candy bars and baskets and tins used to package products.

BACK COVER PAGE OF PROSPECTUS

The back cover page of the prospectus contains a light color background that reflects an artist's rendering of an old fashioned chocolate factory. Supplies are shown arriving by barge and wagon and a farm and mountains appear in the background.